EXHIBIT 99-2









                         SHINHAN FINANCIAL GROUP CO., LTD.

                         AND SUBSIDIARIES



                         Consolidated Financial Statements

                         December 31, 2004 and 2003

                         (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT

                  Based on a report originally issued in Korean


To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Shinhan Financial Group Co., Ltd. and its subsidiaries (the "Consolidated Company") as of December 31, 2004 and 2003, and the related statements of income, changes of stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group")'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Chohung Bank, a wholly-owned subsidiary, which statements reflect total assets constituting 40.9% and total revenues constituting 22.03% in 2003 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Chohung Bank in 2003, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Company as of December 31, 2004 and 2003, and the results of their operations, the changes in their stockholders' equity and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

The accompanying consolidated financial statements as of and for the years ended December 31, 2004 and 2003 have been translated into United states dollars solely for the convenience of the reader and have been translated on the basis set forth in note 2(b) to the consolidated financial statements.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 2(a) to the consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

As described in Note 1(b) to the consolidated financial statements, on March 3, 2004, Shinhan Bank sold 10.2% (29,873,295 shares) of total outstanding shares in Shinhan Financial Group for W627,339 million (W21,000 per share), through after-hour block trading.

As described in Note 1(b) to the consolidated financial statements, Shinhan Financial Group decided to acquire 18.85% of minority shares in Chohung Bank through a tender offer and share exchange, at the Board of Directors' Meeting held on April 12, 2004, and provided a tender offer for 3.77% of shares in Chohung Bank at W3,500 per share from April 26, 2004 to May 17, 2004. With respect to the share exchange for 15.08% of shares in Chohung Bank, the shareholders, who were against the share exchange, were entitled for a right to sell their shares at W3,067 per share from May 25, 2004 to June 3, 2004, with a resolution of an extraordinary shareholders' meeting of Chohung Bank held on May 24, 2004, and the remaining shares were subject to the share exchange, at the exchange ratio of 0.1354 share in Shinhan Financial Group to each Chohung Bank share, on June 22, 2004. As a result, on June 22, 2004, Shinhan Financial Group's percentage of ownership increased to 100% and Chohung Bank became a wholly-owned subsidiary of Shinhan Financial Group. Upon the acquisition of 66,363,126 shares in Chohung Bank from the shareholders who were against the share exchange, Chohung Bank became a shareholder of Shinhan Financial Group with 8,985,567 shares of common stock in Shinhan Financial Group.

As described in Note 1(b) to the consolidated financial statements, Shinhan Financial Group decided to incorporate Goodmorning Shinhan Securities as a wholly owned subsidiary of Shinhan Financial Group through a tender offer and share exchange, at the Board of Directors' Meeting held on September 17, 2004. Pursuant to the resolution, Shinhan Financial Group provided a tender offer for 11.99% of preferred shares in Goodmorning Shinhan Securities at W2,500 per share from September 24, 2004 to October 13, 2004, and Shinhan Financial Group purchased 8.95% of preferred shares in the market and through over-the-counter trading during the period. Additionally, on October 21, 2004, Shinhan Financial Group purchased 27.26% of preferred shares in Goodmorning Shinhan Securities at W2,495 per share in cash, which shares had been held by Goodmorning Shinhan Securities, and with respect to the remaining shares, one share of common and preferred stock of Goodmorning Shinhan Securities were exchanged for 0.1633 share and 0.0977 share in Shinhan Financial Group, respectively, as of December 23, 2004. As a result, as of December 23, 2004, Shinhan Financial Group's percentage of ownership increased to 100% and Goodmorning Shinhan Securities became a wholly-owned subsidiary of Shinhan Financial Group.

As described in Note 1(b) to the consolidated financial statements, on May 21, 2004, Shinhan Financial Group decided to acquire 49% of total outstanding shares in Shinhan Credit Information from LSH Holdings LLC. As a result, Shinhan Financial Group's percentage of ownership increased to 100%. In addition, Shinhan Credit Information and Shinhan Macquarie Financial Advisory were consolidated as of December 31, 2004, where they had been accounted for under the equity method for the year ended December 31, 2003.

As described in Note 1(b) to the consolidated financial statements, on December 8, 2004, Shinhan Financial Group incorporated Shinhan Private Equity as a wholly-owned subsidiary, which is included in the consolidated financial statements as of December 31, 2004.

As described in Note 28(a) to the consolidated financial statements, on July 9, 2003, Shinhan Financial Group entered into an agreement with the Korea Deposit Insurance Corporation (the "KDIC") to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Pursuant to the agreement, Shinhan Financial Group would be required to pay contingent consideration to the KDIC at the maximum amount of W652,284 million related to Asset Indemnity Payment, W166,516 million related to General Indemnity Payment and additional Earn-Out Payment based on earnings of Chohung Bank in future periods. With regards to the General Indemnity clause in the Stock Purchase Agreement, eligibility of most of indemnifiable items expired during 2004 and as for the remaining items, indemnification appeared unlikely as of December 31, 2004. Accordingly, Shinhan Financial Group made an adjustment of W166,516 million to reflect the aforementioned General Indemnity Payment as an addition to goodwill. The other two contingent considerations are not included in the acquisition cost as the amount is not determinable.

As described in Note 28(h) to the consolidated financial statements, as of December 31, 2004, Shinhan Bank and Chohung Bank had loans receivable (including securities) in the total amounts of W173,848 million and W164,090 million, respectively, which had been provided to LG Card Co., Ltd., an entity that has been under control by creditor banks due to its liquidity crisis. For those loans, Shinhan Bank and Chohung Bank provided W13,661 million and W14,764 million, respectively, of allowance for loan losses as of December 31, 2004. Actual losses on those loans might differ materially from management's assessment. The accompanying consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Consolidated Company. For the year ended December 31, 2004, pursuant to the resolution of Creditor Banks Committee, Shinhan Bank and Chohung Bank additionally loaned W81,000 million and W73,400 million, respectively, to LG Card Co., Ltd. and converted W162,300 million and W147,100 million of their respective loans to equity securities.

As described in Note 28(h) to the consolidated financial statements, as of December 31, 2004, Shinhan Bank and Chohung Bank had loans receivable (including securities, guarantees and acceptances) amounting to W357,295 million and W254,157 million, respectively, which had been provided to SK Networks Co., Ltd. (including its subsidiaries), an entity that has been under control by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea. For those loans, Shinhan Bank and Chohung Bank provided W31,025 million and W18,984 million, respectively, of allowance for loan losses as of December 31, 2004. Actual losses on those loans might differ materially from management's assessment. The accompanying consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Consolidated Company.









KPMG Samjong Accounting Corp.
Seoul, Korea
January 27, 2005


















This report is effective as of January 27, 2005, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 2004 and 2003

      (In millions of Won and thousands of U.S. dollars, except share data)


                                                                             Won                       U.S. dollars (note 2)
                                                                -------------------------------   -------------------------------
                                                                     2004            2003              2004            2003
                                                                ---------------  --------------   --------------- ---------------
       Assets

Cash and due from banks (notes 4, 16, 17 and 18)                W   W6,859,088       6,418,280    $    6,571,266       6,148,955
Securities (notes 5, 16 and 18)                                     27,534,174      28,003,660        26,378,783      26,828,568
Loans (notes 6, 18 and 28)                                          97,359,580      94,921,178        93,274,171      90,938,091
Fixed assets (notes 7, 16 and 17)                                    2,921,611       2,853,681         2,799,014       2,733,934
Other assets (notes 8, 9, 18 and 27)                                12,185,674       7,023,977        11,674,339       6,729,237
                                                                ---------------  --------------   --------------- ---------------
                                                                W  146,860,127     139,220,776    $  140,697,573     133,378,785
                                                                ===============  ==============   =============== ===============

       Liabilities and Stockholders' Equity

Liabilities:

   Deposits (notes 10 and 18)                                   W   87,528,060      87,592,605    $   83,855,202      83,917,038
   Borrowings (notes 11 and 18)                                     14,895,034      17,209,576        14,270,007      16,487,428
   Debentures (notes 12 and 18)                                     20,114,170      17,747,879        19,270,138      17,003,141
   Retirement and severance benefits (note 13)                          79,238         205,951            75,913         197,309
   Other liabilities (notes 14, 18 and 27)                          16,408,400      10,345,750        15,719,870       9,911,621
                                                                ---------------  --------------   --------------- ---------------
       Total liabilities                                           139,024,902     133,101,761       133,191,130     127,516,537
                                                                ---------------  --------------   --------------- ---------------

Stockholders' equity:

   Capital stock of W5,000 par value (note 19)

      Common stock                                                   1,596,595       1,472,007         1,529,599       1,410,239
         Authorized - 1,000,000,000 shares
         Issued and outstanding:
            319,319,011 shares in 2004
            294,401,300 shares in 2003

      Preferred stock                                                  486,523         486,523           466,107         466,107
         Issued and outstanding - 97,304,564 shares

   Consolidated capital surplus                                      3,775,345       3,200,950         3,616,924       3,066,632
   Consolidated retained earnings                                    1,608,185         865,391         1,540,702         829,077
   Consolidated capital adjustments (notes 20 and 21)                  280,961        (501,461)          269,172        (480,419)
   Minority interest in consolidated subsidiaries                       87,616         595,605            83,939         570,612
                                                                ---------------  --------------   --------------- ---------------
          Total stockholders' equity                                 7,835,225       6,119,015         7,506,443       5,862,248

Commitments and contingencies (note 28)
                                                                ---------------  --------------   --------------- ---------------
                                                                W  146,860,127     139,220,776    $  140,697,573     133,378,785
                                                                ===============  ==============   =============== ===============


See accompanying notes to consolidated financial statements.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                 For the years ended December 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)



                                                                             Won                       U.S. dollars (note 2)
                                                                -------------------------------   -------------------------------
                                                                     2004            2003              2004            2003
                                                                ---------------  --------------   --------------- ---------------
Interest income and dividends:

   Interest on due from banks                                   W       50,716          56,846    $       48,588          54,461
   Interest and dividends on securities                              1,171,089       1,131,389         1,121,948       1,083,912
   Interest on loans                                                 6,174,273       4,129,873         5,915,188       3,956,575
   Other                                                               186,489          55,031           178,664          52,722
                                                                ---------------  --------------   --------------- ---------------
                                                                     7,582,567       5,373,139         7,264,388       5,147,670

Interest expense:

   Interest on deposits                                              2,565,471       1,865,645         2,457,819       1,787,359
   Interest on borrowings                                              483,078         473,069           462,807         453,218
   Interest on debentures                                              891,013         630,406           853,624         603,953
   Other                                                                46,228          27,776            44,288          26,610
                                                                ---------------  --------------   --------------- ---------------
                                                                     3,985,790       2,996,896         3,818,538       2,871,140
                                                                ---------------  --------------   --------------- ---------------
Net interest income                                                  3,596,777       2,376,243         3,445,850       2,276,530

Provision for loan losses                                            1,316,956       1,150,491         1,261,694       1,102,214
                                                                ---------------  --------------   --------------- ---------------
Net interest income after provision for loan losses                  2,279,821       1,225,752         2,184,156       1,174,316

Non-interest income:

   Fees and commission income                                        1,379,773         946,940         1,321,874         907,204
   Insurance income                                                     32,025          42,934            30,681          41,132
   Realized gain from disposition of trading securities                234,841         133,377           224,987         127,780
   Unrealized gain on trading securities                               148,014          32,063           141,803          30,718
   Realized gain from disposition of
      available-for-sale securities                                    102,221          89,579            97,932          85,820
   Reversal of impairment loss on
      available-for-sale securities                                      6,565          15,562             6,290          14,909
   Gain from equity method                                               1,961           2,410             1,879           2,309
   Gain from disposition of loans                                       51,550           3,684            49,387           3,530
   Gain on foreign currency transactions                               730,054         256,046           699,419         245,302
   Gain on derivatives                                               3,928,524       1,043,246         3,763,675         999,469
   Others                                                              344,995         317,651           330,517         304,323
                                                                ---------------  --------------   --------------- ---------------
                                                                     6,960,523       2,883,492         6,668,444       2,762,496

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                 For the years ended December 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)


                                                                             Won                       U.S. dollars (note 2)
                                                                -------------------------------   -------------------------------
                                                                     2004            2003              2004            2003
                                                                ---------------  --------------   --------------- ---------------
Non-interest expenses:

   Fees and commission expense                                         293,074         195,099           280,776         186,912
   Insurance expense                                                    55,498          47,618            53,169          45,620
   Realized loss from disposition of trading securities                115,205         111,004           110,371         106,346
   Unrealized loss on trading securities                               142,975          53,776           136,975          51,519
   Realized loss from disposition of available-for-sale
        securities                                                       4,189          32,938             4,013          31,556
   Impairment loss on available-for-sale securities                    105,411         103,110           100,988          98,783
   Loss from disposition of investment securities accounted
       for under the equity method                                           -             166                 -             159
   Loss from disposition of loans                                       58,330         169,786            55,882         162,661
   General and administrative expenses (note 22)                     2,187,887       1,348,139         2,096,079       1,291,568
   Loss on foreign currency transactions                               580,739         135,622           556,370         129,931
   Loss on derivatives                                               3,794,821         989,540         3,635,583         948,017
   Others                                                              568,434         291,467           544,581         279,238
                                                                ---------------  --------------   --------------- ---------------
                                                                     7,906,563       3,478,265         7,574,787       3,332,310
                                                                ---------------  --------------   --------------- ---------------
Net non-interest income (loss)                                        (946,040)       (594,773)         (906,343)       (569,814)
                                                                ---------------  --------------   --------------- ---------------

Ordinary income                                                      1,333,781         630,979         1,277,813         604,502

Extraordinary gain (loss)                                                    -               -                 -               -
                                                                ---------------  --------------   --------------- ---------------

Earnings before income taxes                                         1,333,781         630,979         1,277,813         604,502

Income taxes (note 23)                                                 212,652         253,947           203,729         243,291
                                                                ---------------  --------------   --------------- ---------------

Net income                                                           1,121,129         377,032         1,074,084         361,211

Net income in minority interest                                         70,834          14,044            67,862          13,455
                                                                ---------------  --------------   --------------- ---------------

Consolidated net income                                         W     1,050,295         362,988    $    1,006,222         347,756
                                                                ===============  ==============   =============== ===============

Ordinary income and net earnings
    per share in Won and U.S. dollars (note 24)                 W         3,197           1,063    $         3.06            1.02
                                                                ===============  ==============   =============== ===============

Diluted ordinary income and net earnings
    per share in Won and U.S. dollars (note 24)                 W         2,820           1,022    $         2.70            0.98
                                                                ===============  ==============   =============== ===============



See accompanying notes to consolidated financial statements.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 For the years ended December 31, 2004 and 2003

                (In million of Won and thousands of U.S. dollars)


                                                                          Won
                                     -------------------------------------------------------------------------------
                                       Capital    Consolidated  Consolidated  Consolidated   Minority
                                        stock       capital       retained      capital      interest       Total
                                                    surplus       earnings    adjustments
                                     -----------  ------------  ------------  ------------   ----------   ----------
Balance at January 31, 2003          W1,461,806     1,887,708       670,763      (379,797)     320,887    3,961,367
Stock issuance                          496,724     1,339,756             -             -            -    1,836,480
Consolidated net income                       -             -       362,988             -            -      362,988
Dividends paid                                -             -      (157,492)            -            -     (157,492)
Changes in retained earnings
   of subsidiaries                            -             -       (10,868)            -            -      (10,868)
Changes in consolidated
   capital adjustments                        -             -             -      (121,664)           -     (121,664)
Net income in minority interest               -             -             -             -       14,044       14,044
Other                                         -       (26,514)            -             -      260,674      234,160
                                     ----------    ----------    ----------     ---------    ---------    ---------
Balance at December 31, 2003          1,958,530     3,200,950       865,391      (501,461)     595,605    6,119,015

Stock issuance                          124,588       402,183             -             -            -      526,771
Disposition of treasury stock                 -            59             -             -            -           59
Acquisition of equity in subsidiaries         -        11,727             -             -            -       11,727
Disposition of treasury stock by
   a subsidiary                               -       160,426             -             -            -      160,426
Consolidated net income                       -             -     1,050,295             -            -    1,050,295
Dividends paid                                -             -      (242,114)            -            -     (242,114)
Changes in retained earnings
   of subsidiaries                            -             -       (65,387)            -            -      (65,387)
Changes in consolidated
   capital adjustments                        -             -             -       782,422            -      782,422
Net income in minority interest               -             -             -             -       70,834       70,834
Other                                         -             -             -             -     (578,823)    (578,823)
                                     ----------    ----------    ----------     ---------    ---------    ---------
Balance at December 31, 2004         W2,083,118     3,775,345     1,608,185       280,961       87,616    7,835,225
                                     ==========    ==========    ==========     =========    =========    =========

                                                                  U.S. dollars (note 2)
                                     ----------------------------------------------------------------------------------
                                        Capital     Consolidated Consolidated  Consolidated    Minority
                                         stock        capital      retained       capital      interest       Total
                                                      surplus      earnings     adjustments
                                     ------------   ------------ ------------- -------------  ---------     ----------
Balance at January 31, 2003          $ 1,400,466     1,808,496      642,616      (363,860)      307,422     3,795,140
Stock issuance                           475,880     1,283,537            -             -             -     1,759,417
Consolidated net income                        -             -      347,756             -             -       347,756
Dividends paid                                 -             -     (150,883)            -             -      (150,883)
Changes in retained earnings
   of subsidiaries                             -             -      (10,412)            -             -       (10,412)
Changes in consolidated
   capital adjustments                         -             -            -      (116,559)            -      (116,559)
Net income in minority interest                -             -            -             -        13,455        13,455
Other                                          -       (25,401)           -             -       249,735       224,334
                                      ----------     ---------    ---------     ---------      --------     ---------
Balance at December 31, 2003           1,876,346     3,066,632      829,077     (480,419)       570,612     5,862,248

Stock issuance                           119,360       385,306            -             -             -       504,666
Disposition of treasury stock                  -            57            -             -             -            57
Acquisition of equity in subsidiaries          -        11,235            -             -             -        11,235
Disposition of treasury stock by
   a subsidiary                                -       153,694            -             -             -       153,694
Consolidated net income                        -             -    1,006,222             -             -     1,006,222
Dividends paid                                 -             -     (231,954)            -             -      (231,954)
Changes in retained earnings
   of subsidiaries                             -             -      (62,643)            -             -       (62,643)
Changes in consolidated
   capital adjustments                         -             -            -       749,591             -       749,591
Net income in minority interest                -             -            -             -        67,861        67,861
Other                                          -             -            -             -      (554,534)     (554,534)
                                      ----------     ---------    ---------     ---------      --------     ---------
Balance at December 31, 2004          $1,995,706     3,616,924    1,540,702       269,172        83,939     7,506,443
                                      ==========     =========    =========     =========      ========     =========

See accompanying notes to consolidated financial statement.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the years ended December 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)

                                                                             Won                       U.S. dollars (note 2)
                                                                -------------------------------   -------------------------------
                                                                     2004            2003              2004            2003
                                                                ---------------  --------------   --------------- ---------------
Cash flows from operating activities:

 Net income                                                     W   1,050,295         362,988    $    1,006,222         347,756

 Adjustments to reconcile net income to net cash provided by operating activities:

      Depreciation expense                                             182,349         139,486           174,697         133,633
      Amortization expense                                              88,456          43,269            84,744          41,453
      Bad debt expense                                               1,316,956       1,150,491         1,261,694       1,102,214
      Provision for retirement and severance benefits                   93,231          46,003            89,319          44,073
      Realized gain from disposition of trading securities, net       (119,636)        (22,373)         (114,616)        (21,434)
      Unrealized loss (gain) on trading securities, net                 (5,039)         21,713            (4,828)         20,801
      Realized gain from disposition of available-
       for-sale securities, net                                        (98,032)        (56,641)          (93,919)        (54,264)
      Impairment loss on of available-for-sale securities              105,411         103,110           100,988          98,783
      Reversal of impairment loss on available-for-sale
       securities                                                       (6,565)        (15,562)           (6,290)        (14,909)
      Gain from equity method                                           (1,961)         (2,410)           (1,879)         (2,309)
      Loss from disposition of investment securities accounted
       for under the equity method                                           -             166                 -             159
      Loss from disposition of loans, net                                6,780         166,102             6,495         159,131
      Gain on foreign currency transactions, net                      (129,238)       (118,494)         (123,815)       (113,521)
      Gain on derivatives, net                                        (133,703)        (22,099)         (128,093)        (21,171)
      Stock compensation costs                                           2,318          10,911             2,221          10,453
      Net income in minority interest                                   70,834          14,044            67,862          13,455
      Changes in assets and liabilities:
         Decrease (increase) in trading securities                  (2,055,209)          5,494        (1,968,968)          5,263
         Decrease (increase) in other assets                        (2,873,820)        985,671        (2,753,228)        944,310
         Increase (decrease) in other liabilities                    3,073,146      (1,534,901)        2,944,190      (1,470,493)
         Retirement and severance benefits paid                       (266,697)        (29,114)         (255,506)        (27,892)
         Decrease in deposit for severance benefit insurance            38,368         (27,292)           36,758         (26,147)
         Decrease in National Pension Fund                               8,207             551             7,862             528
         Other, net                                                    350,522         276,523           335,813         264,920
                                                                ---------------  --------------   --------------- ---------------
         Net cash provided by operating activities                     696,973       1,497,636           667,723       1,434,792
                                                                ---------------  --------------   --------------- ---------------


 Cash flows from investing activities:

 Cash provided by investing activities:

      Decrease in securities                                        13,011,972      18,472,028        12,465,963      17,696,904
      Decrease in loans                                              2,902,362       3,867,654         2,780,574       3,705,359
      Disposition of fixed assets                                       29,908         611,770            28,653         586,099
      Decrease in other assets                                       2,731,372       1,059,380         2,616,758       1,014,926
      Transfer of business segment                                       1,181               -             1,131               -
                                                                ---------------  --------------   --------------- ---------------
                                                                    18,676,795      24,010,832        17,893,079      23,003,288

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                 For the years ended December 31, 2004 and 2003

               (In millions of Won and thousands of U.S. dollars)



                                                                            Won                      U.S. dollars (note 2)
                                                               -------------------------------   ------------------------------
                                                                    2004            2003              2004            2003
                                                               --------------- ---------------   --------------  --------------

 Cash used in investing activities:

      Increase in securities                                      (10,979,238)    (19,499,618)     (10,518,527)    (18,681,374)
      Increase in loans                                            (5,175,404)     (7,539,166)      (4,958,234)     (7,222,807)
      Purchases of fixed assets                                      (197,506)       (734,215)        (189,218)       (703,406)
      Increase in other assets                                     (1,268,564)     (1,193,799)      (1,215,332)     (1,143,705)
      Decrease in other liabilities                                (2,464,250)       (589,041)      (2,360,845)       (564,324)
      Acquisition of equity in subsidiaries                                 -        (927,543)               -        (888,621)
                                                               --------------- ---------------   --------------  --------------
                                                                  (20,084,962)    (30,483,382)     (19,242,156)    (29,204,237)
                                                               --------------- ---------------   --------------  --------------
       Net cash used in investing activities                       (1,408,167)     (6,472,550)      (1,349,077)     (6,200,949)
                                                               --------------- ---------------   --------------  --------------


Cash flows from financing activities:

 Cash provided by financing activities:

      Increase in deposits                                            932,119       4,080,882          893,005       3,909,640
      Increase in borrowings                                       24,447,528      27,548,192       23,421,659      26,392,213
      Increase in debentures                                       10,859,083       7,454,802       10,403,414       7,141,983
      Increase in other liabilities                                 1,397,217       1,121,237        1,338,588       1,074,188
      Issuance of common shares                                             -          27,648                -          26,488
      Issuance of preferred shares                                          -         900,000                -         862,234
      Disposition of treasury stock                                   619,879               1          593,868               1
                                                               --------------- ---------------   --------------  --------------
                                                                   38,255,826      41,132,762       36,650,534      39,406,747

 Cash used in financing activities:

      Decrease in deposits                                           (963,785)              -         (923,343)              -
      Decrease in borrowings                                      (26,801,189)    (28,671,851)     (25,676,556)    (27,468,721)
      Decrease in debentures                                       (8,533,619)     (5,755,268)      (8,175,530)     (5,513,765)
      Payments of issuance cost on debentures                        (141,488)         (9,541)        (135,551)         (9,141)
      Decrease in other liabilities                                  (117,659)       (320,538)        (112,722)       (307,088)
      Stock issuance costs                                                  -         (21,608)               -         (20,701)
      Dividends paid                                                 (245,835)       (159,616)        (235,519)       (152,918)
      Acquisition of treasury stock                                      (323)            (26)            (309)            (25)
      Acquisition of equity in consolidated subsidiaries             (312,804)              -         (299,678)              -
                                                               --------------- ---------------   --------------  --------------

                                                                  (37,116,702)    (34,938,448)     (35,559,208)    (33,472,359)
                                                               --------------- ---------------   --------------  --------------

       Net cash provided by financing activities                    1,139,124       6,194,314        1,091,326       5,934,388
                                                               --------------- ---------------   --------------  --------------

Increase in cash and cash equivalents due to changes in
   consolidation scope                                                 12,878       2,351,746           12,338       2,253,062
                                                               --------------- ---------------   --------------  --------------

Net increase in cash and cash equivalents                             440,808       3,571,146          422,310       3,421,293

Cash and cash equivalents at beginning of year                      6,418,280       2,847,134        6,148,956       2,727,662
                                                               --------------- ---------------   --------------  --------------

Cash and cash equivalents at end of year                       W    6,859,088       6,418,280    $   6,571,266       6,148,955
                                                               =============== ===============   ==============  ==============


See accompanying notes to consolidated financial statements.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2004 and 2003


(1)  General Description on the Consolidated Company

     Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation or accounted for under the equity method are summarized as follows:

     (a)  Controlling Company

          Shinhan Financial Group Co., Ltd. (the "Shinhan Financial Group"), was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. (formerly Shinhan Investment Trust Management Co., Ltd.) to Shinhan Financial Group. Shinhan Financial Group was formed for the purpose of providing management services and financing to subsidiaries with W1,461,721 million of initial capital stock and Shinhan Financial Group's shares were listed on the Korea Stock Exchange on September 10, 2001. In addition, on September 16, 2003, Shinhan Financial Group issued American Depository Shares ("ADS"). These ADS are listed on the New York Stock Exchange.

          As of December 31, 2004, Shinhan Financial Group has 25 subsidiaries, which are consolidated or accounted for under the equity method, and its capital stock amounts to W1,596,595 million in common stock and W486,523 million in preferred stock, respectively.


     (b)  Subsidiaries included in Consolidation

          a.   Shinhan Bank

               Shinhan Bank was established on September 15, 1981 to engage in commercial banking and trust operations. Shinhan Bank operates through 380 branches and 162 automated teller machine locations. Shinhan Bank's capital stock amounts to W1,224,034 million as of December 31, 2004. Additionally, on March 3, 2004, Shinhan Bank sold 10.2% (29,873,295 shares) of total outstanding shares in Shinhan Financial Group for W627,339 million (W21,000 per share), through after-hour block trading.

          b.   Chohung Bank

               Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, which was established on February 19, 1897, and Dong II Bank, which was established on August 8, 1906, to engage in commercial banking and trust operations. The shares of Chohung Bank were listed on the Korea Stock Exchange on June 3, 1956, and Chohung Bank operates through 450 domestic branches, 82 depositary offices and 6 overseas branches. Chohung Bank's capital stock amounts to W3,595,592 million as of December 31, 2004.

               On July 9, 2003, Shinhan Financial Group made an agreement with the Korea Deposit Insurance Corporation (the "KDIC") to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Additionally, Shinhan Financial Group's percentage of ownership increased to 81.15% through additional equity acquisition for W200,000 million on December 30, 2003.

               During 2004, the Shinhan Financial Group decided to acquire 18.85% of minority shares in Chohung Bank through a tender offer and share exchange, at the Board of Directors' Meeting held on April 12, 2004, and provided a tender offer for 3.77% of shares in Chohung Bank at W3,500 per share from April 26, 2004 to May 17, 2004. With respect to the share exchange for 15.08% of shares in Chohung Bank, the shareholders, who were against the share exchange, were entitled for a right to sell their shares at W3,067 per share from May 25, 2004 to June 3, 2004, with a resolution of an extraordinary shareholders' meeting of Chohung Bank held on May 24, 2004, and the remaining shares were subject to the share exchange, at the exchange ratio of 0.1354 share in Shinhan Financial Group to each Chohung Bank share, on June 22, 2004.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(1)  General Description on the Consolidated Company, Continued

               As a result, on June 22, 2004, Shinhan Financial Group's percentage of ownership increased to 100% and Chohung Bank became a wholly-owned subsidiary of Shinhan Financial Group. Upon the acquisition of 66,363,126 shares in Chohung Bank from the shareholders who were against the share exchange, Chohung Bank became a shareholder of Shinhan Financial Group with 8,985,567 shares of common stock in the Shinhan Financial Group.

          c.   Goodmorning Shinhan Securities Co., Ltd.

               Goodmorning Shinhan Securities Co., Ltd. ("Goodmorning Shinhan Securities") was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. Its shares were listed on the Korea Stock Exchange on December 19, 1986. As of December 31, 2004, Goodmorning Shinhan Securities operates through 79 branches and Goodmorning Shinhan Securities's capital stock amounts to W796,998 million (including W19,117 million of preferred stock).

               Additionally, Shinhan Financial Group decided to incorporate Goodmorning Shinhan Securities as a wholly owned subsidiary of Shinhan Financial Group through a tender offer and share exchange, at the Board of Directors' Meeting held on September 17, 2004. Pursuant to the resolution, Shinhan Financial Group provided a tender offer for 11.99% of preferred shares in Goodmorning Shinhan Securities at W2,500 per from September 24, 2004 to October 13, 2004, and Shinhan Financial Group purchased 8.95% of preferred shares in the market and through over-the-counter trading during the period. Additionally, on October 21, 2004, Shinhan Financial Group purchased 27.26% of preferred shares in Goodmorning Shinhan Securities at W 2,495 per share in cash, which shares had been held by Goodmorning Shinhan Securities, and with respect to the remaining shares, one share of common and preferred stock of Goodmorning Shinhan Securities were exchanged for 0.1633 share and 0.0977 share in Shinhan Financial Group, respectively, as of December 23, 2004. As a result, as of December 23, 2004, Shinhan Financial Group's percentage of ownership increased to 100% and Goodmorning Shinhan Securities became a wholly-owned subsidiary of Shinhan Financial Group.

          d.   Shinhan Card Co., Ltd.

               Shinhan Card Co., Ltd. ("Shinhan Card") was established on June 1, 2002 under the Credit Specialty Finance Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of December 31, 2004, Shinhan Card holds 2.51 million franchise accounts and 3 million credit card holders, and Shinhan Card's capital stock amounts to W152,847 million.

          e.   Shinhan Capital Co., Ltd.

               Shinhan Capital Co., Ltd. ("Shinhan Capital") was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital's capital stock as of December 31, 2004 amounts to W80,000 million.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(1)  General Description on the Consolidated Company, Continued

          f.   Shinhan BNP Paribas Investment Trust Management Co., Ltd.

               On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. ("Shinhan BNP Paribas ITMC") was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Additionally, on October 24, 2002, Shinhan Financial Group sold to BNP Paribas Asset Management Group 3,999,999 shares (50% of total outstanding shares less 1 share) of Shinhan Investment Trust Management Co., Ltd., which was renamed to Shinhan BNP Paribas ITMC. Shinhan BNP Paribas ITMC's capital stock as of December 31, 2004 amounts to W40,000 million.

          g.   Jeju Bank

               Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Stock Exchange on December 28, 1972. On April 4, 2002, Jeju Bank became a subsidiary through Shinhan Financial Group acquiring a 51% share from the KDIC. Additionally, Shinhan Financial Group's percentage of ownership increased to 62% with the acquisition of additional common shares for W20,177 million on July 5, 2002 and Jeju Bank's capital stock as of December 31, 2004 amounts to W77,644 million.

          h.   SH&C Life Insurance Co., Ltd.

               SH&C Life Insurance Co., Ltd. ("SH&C Life Insurance") was established in October 1, 2002 to engage in the insurance and other related businesses. SH&C Life Insurance's capital stock as of December 31, 2004 amounts to W30,000 million.

          i.   Shinhan Macquarie Financial Advisory Co., Ltd.

               Shinhan Macquarie Financial Advisory Co., Ltd. ("Shinhan Macquarie") was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. Shinhan Macquarie's capital stock as of December 31, 2004 amounts to W1,000 million.

          j.   Shinhan Credit Information Co., Ltd.

               Shinhan Credit Information Co., Ltd. ("Shinhan Credit Information") was established on July 8, 2002 as a wholly-owned subsidiary of Shinhan Financial Group to engage in the business of debt collection services and credit research. Shinhan Credit Information's capital stock as of December 31, 2004 amounts to W3,000 million.

               On May 21, 2004, Shinhan Financial Group decided to acquire 49% of total outstanding shares in Shinhan Credit Information from LSH Holdings LLC. As a result, Shinhan Financial Group's percentage of ownership increased to 100% and Shinhan Credit Information became a wholly-owned subsidiary of Shinhan Financial Group.

          k.   Shinhan Private Equity Inc.

               Shinhan Private Equity Inc. ("Shinhan PE") was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE's capital stock as of December 31, 2004 amounts to W10,000 million.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(1)  General Description on the Consolidated Company, Continued

          l.   Trust accounts of Shinhan, Chohung and Jeju Bank

               Trust accounts in which Shinhan Bank, Chohung Bank and Jeju Bank guarantees repayment of principal and, in certain cases, minimum interest earnings are included in Shinhan Financial Group's consolidation.

          m.   Shinhan Finance Ltd.

               Shinhan Finance Ltd. ("Shinhan Finance") was incorporated in November 1990 in Hong Kong as a wholesale bank and Shinhan Finance's capital stock as of December 31, 2004 amounts to US$
               55.600 thousand.

          n.   Chohung Investment Trust Management Co., Ltd.

               Chohung Investment Trust Management Co., Ltd. ("Chohung ITMC) was established in 1988 and engages in securities management services and conducts surveys of the economic and capital markets. Chohung ITMC' s capital stock as of December 31, 2004 amounts to W45,000 million.

          o.   Chohung Finance Ltd.

               Chohung Finance Ltd. ("Chohung Finance") engages in merchant banking activities in Hong Kong. Chohung Finance's capital stock as of December 31, 2004 amounts to US$15,000 thousand.

          p.   CHB America Bank

               CHB America Bank ("CHB America") was established on March 24, 2003 through the merger of Chohung Bank of New York and California Chohung Bank. CHB America's capital stock as of December 31, 2004 amounts to US$14,000 thousand.

          q.   Chohung Bank (Deutschland) GmbH

               Chohung Bank (Deutschland) GmbH ("Chohung Deutschland") was established in 1994. Chohung Deutschland's capital stock as of December 31, 2004 amounts to EUR 15,339 thousand.

          r.   Good Morning Securities Europe Limited

               Good Morning Securities Europe Limited ("Good Morning Europe") was established in 1991 and has been providing securities trading, underwriting and derivative brokerage services in Europe under the Securities and Futures Authority (SFA) of UK. Good Morning Europe's capital stock as of December 31, 2004 amounts to GBP 5,000 thousand.

          s.   Good Morning Securities USA Inc.

               Good Morning Securities USA Inc. ("Good Morning USA") was established in 1993 and has been providing securities trading, underwriting and derivative brokerage services under the Federal Securities Act of USA. Good Morning USA's capital stock as of December 31, 2004 amounts to US$4,200 thousand.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(1)  General Description on the Consolidated Company, Continued

          Ownerships between Shinhan Financial Group and its subsidiaries included in consolidation as of December 31, 2004 and 2003 are as follows:


                                                                         2004                        2003
             Investor                      Investee
                                                               --------------------------  --------------------------
                                                                Number of      Ownership    Number of      Ownership
                                                                  shares          (%)         shares          (%)
   -----------------------------  ---------------------------  -------------  -----------  ------------- ------------
   Shinhan Financial Group        Shinhan Bank                  244,806,782        100.0    244,806,782        100.0
               "                  Chohung Bank                  719,118,429        100.0    583,570,144         81.2
               "                  Goodmorning Shinhan           159,399,664        100.0     94,084,384   (*)   59.4
                                     Securities
               "                  Shinhan Card                   30,569,400        100.0     30,569,400        100.0
               "                  Shinhan Capital                16,000,000        100.0     16,000,000        100.0
               "                  Shinhan BNPP ITMC               4,000,001         50.0      4,000,001         50.0
               "                  Jeju Bank                       9,692,369         62.4      9,692,369         62.4
               "                  SH&C Life Insurance             3,000,001         50.0      3,000,001         50.0
               "                  Shinhan Macquarie (***)           102,000         51.0              -            -
               "                  Shinhan Credit Information        600,000         51.0              -            -
                                  (***)
               "                  Shinhan PE                      2,000,000        100.0              -            -
   Shinhan Bank                   Shinhan Financial Group                 -   (**)           29,873,359  (**)   10.2
               "                  Shinhan Finance                    55,600        100.0         55,600        100.0
   Chohung Bank                   Shinhan Financial Group         8,985,567          2.9              -            -
               "                  Chohung ITMC                    7,179,678         79.8      7,179,678         79.8
               "                  Chohung Finance                   149,999        100.0        149,999        100.0
               "                  CHB America                       400,000        100.0        400,000        100.0
               "                  Chohung Deutschland                     -        100.0              -        100.0
   Goodmorning Shinhan            Shinhan Financial Group             1,444            -              -            -
      Securities
               "                  Good Morning Europe             5,000,000        100.0      5,000,000        100.0
               "                  Good Morning USA                   15,000        100.0         15,000        100.0

(*)    1,047,213 shares of treasury stock were considered.

(**) Preferred stocks were excluded and 10.2% (29,873,295 shares) of shares in Shinhan Financial Group were sold at W627,339 million (W21,000 per share) on March 3, 2004 through after-hour block trading.

(***) Shinhan Macquarie and Shinhan Credit Information are newly included in consolidation as of December 31, 2004.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(1)  General Description on the Consolidated Company, Continued

     (c)  Subsidiaries accounted for under the Equity Method

          a.   e-Shinhan Inc.

               e-Shinhan Inc. ("e-Shinhan") was incorporated on February 21, 2001 to engage in the business of internet brokerage service and comprehensive management services on customer accounts. e-Shinhan's capital stock as of December 31, 2004 amounts to W2,820 million.

          b.   Shinhan Data System Co., Ltd. (Formerly Shinhan System Co. Ltd.)

               Shinhan Data System Co., Ltd. ("Shinhan Data System") was incorporated in May 1991 to engage in computer services and Shinhan Data System's capital stock as of December 31, 2004 amounts to W1,000 million.

          c.   Chohung Vina Bank

               Chohung Vina Bank ("Chohung Vina") engages in banking activities in Vietnam. Chohung Vina's capital stock as of December 31, 2004 amounts to US$20,000 thousand, in which Chohung Bank owns 50%.

          Ownerships in subsidiaries accounted for under the equity method of accounting as of December 31, 2004 and 2003 is as follows:

                                                                   2004                  2003           Reason for
                                                           --------------------- ---------------------   exclusion
                                                              Number  Ownership     Number  Ownership      from
                                        Investee               of        (%)         of       (%)      the scope of
            Investor                  (equity method)        shares                 shares             consolidation
     -----------------------    -------------------------- ---------  ---------- ---------  ---------- --------------
     Shinhan Financial Group    e-Shinhan                    415,495       73.7    415,495       73.7   Assets under
                                                                                                         W 7 billion
                "               Shinhan Macquarie (*)              -          -    102,000       51.0      "

                "               Shinhan Credit Information (*)     -          -    306,000       51.0      "

     Shinhan Bank               Shinhan Data System          200,000      100.0    200,000      100.0      "

                                Macquarie Shinhan
                "                Infrastructure
                                 Management (**)             140,000       35.0          -          -      "

     Chohung Bank               Chohung Vina                       -       50.0          -       50.0    Absence of
                                                                                                           control

(*) Shinhan Macquarie and Shinhan Credit Information are newly included in consolidation as of December 31, 2004.

(**) Macquarie Shinhan Infrastructure Management is newly accounted for under equity method accounting as of December 31, 2004.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies

     (a)  Basis of Financial Statements Presentation

          Shinhan Financial Group Co. Ltd. and its subsidiaries (the "Consolidated Company") maintains its accounting records in Korean Won and prepares statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Consolidated Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

          Certain information included in the Korean language financial statements, but not required for a fair presentation of the Consolidated Company's financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

     (b)  Basis of Financial Statements Translation

          The consolidated financial statements as of and for the years ended December 31, 2004 and 2003 are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W1,043.80 to US$1, the basic exchange rate on December 31, 2004. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

     (c)  Application of the Statements of Korean Financial Accounting Standards

          Effective January 1, 2004, the Consolidated Company adopted Statements of Korean Financial Accounting Standards (the "SKAS") No. 13 "Troubled Debt Structuring". In addition, effective January 1, 2004, the Consolidated Company early adopted SKAS No. 15 "The Equity Method of Accounting". Except for the adoption of aforementioned accounting standards, the same accounting policies are applied for the consolidated financial statements both as of and for the years ended December 31, 2004 and 2003.

     (d)  Investments in Securities

          Debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Consolidated Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

          Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

          Marketable securities are at the quoted market prices as of the year end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

     (e)  Investment Securities Accounted for under the Equity Method

          Investments in affiliated companies with the Consolidated Company's ownership of 20% or more or over which Shinhan Financial Group has significant management control are stated at an amount as determined using the equity method.

          Under the equity method of accounting, the Consolidated Company's initial investment is recorded at cost and is subsequently increased to reflect the Consolidated Company's share of the investee income and reduced to reflect the Consolidated Company's share of the investee losses or dividends received. Any excess in the Consolidated Company's acquisition cost over the Consolidated Company's share of the investee's identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. Goodwill (negative goodwill) is amortized over a reasonable period, generally less than 20 years. When events or circumstances indicate that carrying amount may not be recoverable, the Consolidated Company reviews goodwill for any impairment. Under the equity method of accounting, Shinhan Financial Group does not record its share of losses of affiliate companies when such losses would make the Consolidated Company's investment in such entity less than zero.

          In case of translating financial statements denominated in foreign currencies, where the balances are determined by the equity method, assets and liabilities are translated at current rate as of the balance sheet date and capital accounts at historical rate. Any differences resulting from such foreign currency translation are accounted for as valuation gains (losses) under the equity method, a component of capital adjustments in the stockholders' equity.

     (f)  Allowance for Loan Losses

          The Consolidated Company establishes the credit risk-rating model, which considers the borrowers' capacity to repay and credit risk ("Forward Looking Criteria: FLC") in classifying its corporate loans and making provisions for loan losses, while household loans and credit card loans are classified by considering current financial status including delinquency period, bankruptcies and collaterals value.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

     (g)  Troubled Loans Structuring

          Effective from January 1, 2004, the Consolidated Company adopted SKAS No. 13, "Troubled Debt Structuring",. In accordance with SKAS No. 13, a loan which contractual terms are modified in a troubled debt structuring program is accounted for at present value of future cash flows in the modified contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loans, the difference is recorded as an allowance for loan losses or provision for loan losses in the current period if additional allowances need to be provided for.

          Additionally, a loan, which is to be payable through transfer of assets or issuance of equity interest by debtors, is recorded at the lower of fair value of assets transferred or equity issued or nominal value of restructured loans, and the differences are recorded as an allowance for loan losses or provision for loan losses in the current year if additional allowances need to be provided for. Unamortized present value discounts as of the beginning of the current period are reclassified to allowance for loan losses pursuant to the SKAS No. 13.

     (h)  Fixed Assets

          i)   Tangible Assets

               Tangible assets are stated at cost, except for the case of revaluation made in accordance with the Asset Revaluation Law. Significant additions or improvements extending value or useful lives of assets are capitalized, while normal maintenance and repairs are charged to expense when incurred.

               Depreciation is computed using the declining-balance method, except straight-line method for building and leasehold improvement, over estimated useful lives of the related assets.

          ii)  Intangible Assets

               Intangible assets are stated at acquisition cost less amortization computed using the straight-line method over useful lives of related intangible assets.

     (i)  Discount on Debentures

          Discount on debenture issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

     (j)  Retirement and Severance Benefits

          Employees who have been with the Consolidated Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Consolidated Company. The Consolidated Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. A portion of the liability is covered by an employees' severance pay insurance where the employees have a vested interest in the deposit with the insurance companies. Deposits for retirement insurance is, therefore, reflected in the accompanying balance sheet as a deduction from the liability for retirement and severance benefits.

          Under the National Pension Scheme of Korea, the Consolidated Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Consolidated Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability.

     (k)  Allowance for Guarantees and Acceptances

          The Consolidated Company provides an allowance for losses on guarantees and acceptances, which are classified as substandard, doubtful and estimated loss using the same method as that used to provide for losses on its corporate loans.

     (l)  Income Taxes

          Income tax on the earnings or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of earnings except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

          Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

          A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

     (m)  Translation of Foreign Currency Denominated Assets and Liabilities

          Assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,043.80 and W1,197.80 to US$1, the rate of exchange on December 31, 2004 and 2003, respectively, that is permitted by the Financial Accounting Standards at the balance sheet date, with the resulting gains and losses recognized in current results of operations. Financial statements of overseas branches are also translated into Korean Won at the above base rates on the balance sheet dates.

     (n)  Derivatives

          Derivative instruments are presented as assets or liabilities valued principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(2) Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued

          However, for derivative instruments for the purpose of hedging the exposure to the variability of cash flows of a forecasted transaction, the hedge-effective portion of the derivative's gain or loss is deferred as a capital adjustment, a component of stockholders' equity. The ineffective portion of the gain or loss is charged or credited to current results of operations.

     (o)  Stock Options

          The stock option program allows the Consolidated Company's employees to acquire shares of the Consolidated Company or to be compensated for the market price difference. In case of stock grant type, the Consolidated Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment over the period in which the options vest. In case of price compensation type, the Consolidated Company recognizes the compensation expense as an expense and a liability over the period in which the options vest.

     (p)  Accounting for Leases and Rentals

          The Consolidated Company accounts for lease transactions as operating or financing leases, depending upon the terms of the lease contracts. In general, non-cancelable leases are recognized as financing leases when ownership transfers at expiration of the lease term, when a bargain purchase option exists, or when the lease term exceeds the estimated economic life of the related asset.

          Under the financing lease method, aggregate lease rentals are recorded as financing leases receivable, net of unearned interest, based on the excess of rental revenue over the cost of the related assets. Unearned interest is recognized as interest income on financing leases using the effective interest method over the lease term.

          The Consolidated Company capitalized interest costs on debt borrowed to finance the purchase of lease assets as part of the cost of such assets prior to the assets being ready for lease.

          Operating lease equipment is stated at cost and depreciated over the lease term. Operating lease income is recognized as operating income on an accrual basis over the lease term.

          Foreign currency translation gains or losses incurred from foreign currency borrowings used to finance purchases of operating lease equipment have been deferred and amortized over the period that the related lease rental revenues are recognized.

     (q)  Interest Income Recognition

          Interest income on loans is recognized on the accrual basis, except for interest income on loans having overdue interest and principal and loans to customers who are bankrupt.

     (r)  Contingent Liabilities

          Contingent losses are generally recognized as a liability when probable and reasonably estimable.

     (s)  Use of Estimates

          The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(3)  Standards applied for Preparing Consolidated Financial Statements

     (a) The investment account of Shinhan Financial Group is offset against the stockholders' equity account of each subsidiary as of the date of acquisition.

     (b) The Consolidated Company records differences between the cost of investment accounts and the corresponding fair value of subsidiaries' net assets at the time of acquisition as goodwill (negative goodwill) and those are amortized over certain periods, which are less than 20 years.

     (c) All significant inter-company transactions and account balances among the consolidated companies have been fully eliminated in consolidation.

     (d) With regards to the same borrowers' loans with same credit risk, the Consolidated Company applies the same provision policy for the consolidated financial statements.


(4)  Cash and Due from Banks

     (a) Cash and due from banks as of December 31, 2004 and 2003 consist of the following:

                                                                   (in millions of Won and thousands of U.S. dollars)

                                                                     Won                   U.S. dollars (Note 2)
                                                           ---------------------------   ----------------------------
                                                               2004          2003            2004           2003
                                                           ------------   -----------     -----------    -----------
     Cash on hand in Won                                   W  1,732,631     1,742,777     $ 1,659,926      1,669,646
     Cash on hand in foreign currencies                         174,242       165,006         166,930        158,082
                                                           ------------   -----------     -----------    -----------
                                                              1,906,873     1,907,783       1,826,856      1,827,728

     Due from banks in Won                                    4,222,907     4,119,983       4,045,705      3,947,100
     Due from banks in foreign currencies                       729,308       390,514         698,705        374,127
                                                           ------------   -----------     -----------    -----------
                                                              4,952,215     4,510,497       4,744,410      4,321,227
                                                           ------------   -----------     -----------    -----------
                                                           W  6,859,088     6,418,280     $ 6,571,266      6,148,955
                                                           ============   ===========     ===========    ===========

     (b) Restricted due from banks as of December 31, 2004 and 2003 are as follows:


                                                           (in millions of Won)

                                                          2004         2003                 Restrictions
                                                      ------------ ------------  ------------------------------------
     Due from banks in Won:

       Reserve deposits in the Bank of Korea          W 2,615,574    2,407,044   General banking act
       Due from banks for customers' accounts             583,859    1,038,745   Reserve for customers' deposits
       Other                                                8,851      157,037   Deposit for severance benefit
                                                                                    insurance and other
                                                      -----------  -----------
                                                        3,208,284    3,602,826

     Due from banks in foreign currencies                  30,492       72,833   Pledged for contract performance
                                                      -----------  -----------
                                                      W 3,238,776    3,675,659
                                                      ===========  ===========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(4)  Cash and Due from Banks, Continued

     (c) The maturities of the due from banks by remaining period as of December 31, 2004 and 2003 are as follows:

                                                                                                (in millions of Won)

                                                           Due from banks      Due from banks in
               At December 31, 2004                             in Won        foreign currencies            Total
               --------------------                        --------------     ------------------          ----------
   Due in 3 months or less                                     W 1,306,079               708,699           2,014,778
   Due after 3 months through 6 months                             217,421                13,374             230,795
   Due in 12 months                                                211,048                     -             211,048
   Due in 3 years                                                        4                     -                   4
   Thereafter                                                    2,488,355                 7,235           2,495,590
                                                               -----------               -------           ---------
                                                               W 4,222,907               729,308           4,952,215
                                                               ===========               =======           =========

                                                                                                (in millions of Won)

                                                           Due from banks      Due from banks in
               At December 31, 2003                             in Won        foreign currencies            Total
               --------------------                        --------------     ------------------          ----------
   Due in 3 months or less                                     W 1,482,708               366,364           1,849,072
   Due after 3 months through 6 months                              40,254                11,990              52,244
   Due in 12 months                                                 38,335                 3,371              41,706
   Due in 3 years                                                        -                     -                   -
   Thereafter                                                    2,558,686                 8,789           2,567,475
                                                               -----------               -------           ---------
                                                               W 4,119,983               390,514           4,510,497
                                                               ===========               =======           =========


(5)  Securities

     Securities as of December 31, 2004 and 2003 consist of the following:

                                                                     (in millions of Won and thousands of U.S. dollars)

                                                                        Won                   U.S. dollars (Note 2)
                                                            ----------------------------   ----------------------------
                                                                2004           2003            2004           2003
                                                            -------------  -------------   ------------- --------------
Trading securities                                          W  7,065,560      4,876,614    $  6,769,074      4,671,980
Available-for-sale securities                                 17,307,536     19,443,355      16,581,277     18,627,473
Held-to-maturity securities                                    3,144,662      3,664,060       3,012,705      3,510,308
Investment securities accounted for
   using the equity method                                        16,416         19,631          15,727         18,807
                                                            ------------     ----------   -------------     ----------
                                                            W 27,534,174     28,003,660   $  26,378,783     26,828,568
                                                            ============     ==========   =============     ==========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(5)  Securities, Continued

     (a)  Trading securities

          i) Trading securities as of December 31, 2004 and 2003 consist of the following:

                                                                   (in millions of Won and thousands of U.S. dollars)

                                                                      Won                   U.S. dollars (Note 2)
                                                           ---------------------------   ----------------------------
                                                               2004          2003            2004           2003
                                                           ------------- -------------   -------------  -------------
      Equity securities:

        Stocks                                             W    245,184       188,922    $    234,895        180,994

      Debt securities:

        Government bonds                                      2,554,280     1,712,070       2,447,097      1,640,228
        Finance debentures                                    1,880,829     1,656,756       1,801,906      1,587,235
        Corporate bonds                                       1,192,995       996,699       1,142,934        954,875
                                                           ------------- -------------   -------------  -------------
                                                              5,628,104     4,365,525       5,391,937      4,182,338

      Beneficiary certificates                                   20,907        57,446          20,030         55,035
      Commercial paper                                          328,782        59,579         314,986         57,079
      Securities in foreign currencies                           29,035         1,330          27,816          1,274
      Other                                                     813,548       203,812         779,410        195,260
                                                           ------------- -------------   -------------  -------------
                                                           W  7,065,560     4,876,614    $  6,769,074      4,671,980
                                                           ============= =============   =============  =============

          ii) Details of debt securities classified as trading securities as of December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                                                                              2004
                                             ------------------------------------------------------------------------
                                                Face value        Acquisition cost  Fair value (*)   Book value (**)
                                             ------------------ ------------------ ----------------- ----------------
      Government bonds                        W      2,530,110          2,551,241         2,562,017        2,554,280
      Finance debentures                             1,904,370          1,873,864         1,886,826        1,880,829
      Corporate bonds                                1,180,504          1,192,457         1,195,248        1,192,995
                                             ------------------ ------------------ ----------------- ----------------
                                              W      5,614,984          5,617,562         5,644,091        5,628,104
                                             ================== ================== ================= ================


                                                                                                 (in millions of Won)

                                                                              2003
                                             ------------------------------------------------------------------------
                                                Face value      Acquisition cost    Fair value (*)   Book value (**)
                                             ------------------ ------------------ ----------------- ----------------
      Government bonds                        W      1,730,282          1,716,317         1,723,726        1,712,070
      Finance debentures                             1,696,152          1,671,623         1,677,283        1,656,756
      Corporate bonds                                  991,446          1,005,953           999,576          996,699
                                             ------------------ ------------------ ----------------- ----------------
                                              W      4,417,880          4,393,893         4,400,585        4,365,525
                                             ================== ================== ================= ================

(*) Debt securities are recorded at fair value using the market yield of bonds provided by the bond credit rating and pricing associations.

(**) The difference between fair value and book value is recorded as accrued income.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(5)  Securities, Continued

     (b)  Available-for-sale securities

          i) Available-for-sale securities as of December 31, 2004 and 2003 consist of the following:

                                                                   (in millions of Won and thousands of U.S. dollars)

                                                                      Won                   U.S. dollars (Note 2)
                                                           ---------------------------   ----------------------------
                                                               2004          2003            2004           2003
                                                           ------------- -------------   -------------  -------------
      Equity securities:

        Stocks                                             W  1,891,056     1,123,476    $  1,811,703      1,076,333
        Investment in special fund                               31,227        64,489          29,917         61,783
                                                           ------------- -------------   -------------  -------------
                                                              1,922,283     1,187,965       1,841,620      1,138,116

      Debt securities:

        Government bonds                                      3,522,285     2,575,282       3,374,483      2,467,218
        Finance debentures                                    4,446,648     4,625,283       4,260,057      4,431,197
        Corporate bonds                                       6,450,743     6,481,937       6,180,057      6,209,942
                                                           ------------- -------------   -------------  -------------
                                                             14,419,676    13,682,502      13,814,597     13,108,357

      Beneficiary certificates                                   51,926     2,525,018          49,747      2,419,063
      Securities in foreign currencies                          866,077     1,415,713         829,735      1,356,307
      Other                                                      47,574       632,157          45,578        605,630
                                                           ------------- -------------   -------------  -------------
                                                           W 17,307,536    19,443,355    $ 16,581,277     18,627,473
                                                           ============= =============   =============  =============

          ii) Details of debt securities classified as available-for-sale securities as of December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                                                                              2004
                                             ------------------------------------------------------------------------
                                               Face value       Acquisition cost    Fair value(*)    Book value(**)
                                             ----------------  ------------------ ------------------ ----------------
      Government bonds                       W     3,356,019           3,437,218          3,585,482        3,522,285
      Finance debentures                           4,444,540           4,412,727          4,482,575        4,446,648
      Corporate bonds                              6,746,567           6,508,527          6,480,383        6,450,743
                                             ----------------  ------------------ ------------------ ----------------
                                             W    14,547,126          14,358,472         14,548,440       14,419,676
                                             ================  ================== ================== ================

                                                                                                 (in millions of Won)

                                                                              2003
                                             ------------------------------------------------------------------------
                                               Face value       Acquisition cost    Fair value(*)    Book value(**)
                                             ----------------  ------------------ ------------------ ----------------
      Government bonds                       W     2,540,013           2,532,025          2,622,940        2,575,282
      Finance debentures                           4,704,000           4,614,120          4,697,923        4,625,283
      Corporate bonds                              6,673,214           6,471,921          6,521,275        6,481,937
                                             ----------------  ------------------ ------------------ ----------------
                                             W    13,917,227          13,618,066         13,842,138       13,682,502
                                             ================  ================== ================== ================

(*) Debt securities are recorded at fair value using the market yield of bonds provided by the bond credit rating and pricing associations.

(**) The difference between fair value and book value is recorded as accrued income.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                           December 31, 2004 and 2003


(5)  Securities, Continued

     iii) Equity securities classified as available-for-sale securities as of December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                                                                                       2004
                                                                  ---------------------------------------------------
                                                                  Ownership     Acquisition    Net asset      Book
                                                                    (%)            cost      or fair value    value
                                                                  ---------    ------------  -------------  ---------
      Stock:

         SK Telecom Co., Ltd.                                         0.12     W    15,907        18,835       18,835
         SK Networks Co., Ltd.                                        9.50         110,450       150,363      150,363
         SK Networks Co., Ltd. (Preferred shares)                     0.57          84,668       103,137      103,137
         LG Card Co., Ltd.                                            9.04          57,695       185,920      185,920
         Hyundai Engineering and Construction Co., Ltd.               6.91          83,072        75,518       75,518
         Hynix Semiconductor Inc.                                    10.26         175,494       529,987      529,987
         Ssangyong Motors Co., Ltd.                                  10.31          80,783        75,443       75,443
         Samyang Foods Co., Ltd.                                     44.81           4,918        13,311       13,311
         Feel Max Co., Ltd.                                          12.00           3,000         3,393        3,000
         Shinho Paper Manufacturing Co., Ltd.                         0.54           5,345         2,423        2,423
         NamSun Co., Ltd.                                             4.87           3,195           600          600
         Daewoo International Corp.                                   4.00           5,186        15,835       15,835
         Korea Securities Finance Corporation                         3.39          11,576        17,230       11,576
         Other                                                          --         706,364       712,598      705,108
                                                                               -----------     ---------    ---------
                                                                                 1,347,653     1,904,593    1,891,056
                                                                               -----------     ---------    ---------

      Investment in special fund:

         Stock Market Stabilization Fund                                             4,612         9,437        9,437
         Korea Stock Exchange                                                        2,612        24,015        2,612
         Good KDB 2nd Securitization Specialty Co., Ltd.                             3,000         2,646        3,000
         Other                                                                      16,658        16,304       16,178
                                                                               -----------     ---------    ---------
                                                                                    26,882        52,402       31,227
                                                                               -----------     ---------    ---------
                                                                               W 1,374,535     1,956,995    1,922,283
                                                                               ===========     =========    =========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                           December 31, 2004 and 2003


(5)  Securities, Continued

                                                                                                 (in millions of Won)

                                                                                       2003
                                                                 ----------------------------------------------------
                                                                 Ownership     Acquisition     Net asset      Book
                                                                    (%)           cost       or fair value    value
                                                                 ----------    -----------   -------------  ---------
      Stock:

        Hyundai Engineering and Construction Co., Ltd.                5.07     W    54,514        29,413       29,413
        Hynix Semiconductor Inc.                                     10.24         175,398       254,346      254,346
        Ssangyong Motors Co., Ltd.                                   10.31          68,506       128,292      129,292
        Ssangyong Cement Industrial Co., Ltd.                        10.16          54,096        54,096       54,096
        Ssangyong Corporation                                        45.22          30,589        30,589       30,589
        Daewoo Engineering and Construction Co., Ltd.                 2.82          11,487        24,609       24,609
        Korea Securities Finance Corporation                          6.35          21,633        25,597       21,633
        SK Telecom Co., Ltd.                                          0.12          17,106        20,478       20,478
        Handsome Co., Ltd.                                            1.43           3,533         3,288        3,288
        Ssangyong Engineering and Construction Co., Ltd.              5.37           6,080         3,248        3,248
        NamSun Co., Ltd.                                              4.87           3,195         1,639        1,639
        Feel Max Co., Ltd.                                           12.00           3,000         3,000        3,000
        Other                                                           --         609,366       554,972      547,845
                                                                               -----------     ---------    ---------
                                                                                 1,058,503     1,133,567    1,123,476
                                                                               -----------     ---------    ---------

      Investment in special fund:

        Stock Market Stabilization Fund                                             21,438        48,039       48,039
        Korea Stock Exchange                                                         2,612        21,134        2,612
        Good KDB 2nd Securitization Specialty Co., Ltd.                              3,000         3,088        3,000
        Other                                                                        6,012         6,092       10,838
                                                                               -----------     ---------    ---------
                                                                                    33,062        78,353       64,489
                                                                               -----------     ---------    ---------
                                                                               W 1,091,565     1,211,920    1,187,965
                                                                               ===========     =========    =========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                           December 31, 2004 and 2003


(5)  Securities, Continued

     iv) The maturity of available-for-sale securities by remaining period as of December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                                                             Government        Finance      Corporate
                   At December 31, 2004                        bonds         debentures       bonds         Total
      --------------------------------------------          ------------     ----------    ----------     ----------
      Due in 3 months or less                               W    986,376      1,413,772       438,838      2,838,986
      Due after 3 months through 6 months                         18,659        355,107        98,674        472,440
      Due in 12 months                                           220,305        816,819       400,974      1,438,098
      Due in 3 years                                           1,046,435      1,798,523     4,058,976      6,903,934
      Thereafter                                               1,250,510         62,427     1,453,281      2,766,218
                                                            ------------      ---------     ---------     ----------
                                                            W  3,522,285      4,446,648     6,450,743     14,419,676
                                                            ============      =========     =========     ==========


                                                                                                 (in millions of Won)

                                                             Government        Finance      Corporate
                    At December 31, 2003                        bonds        debentures       bonds          Total
      --------------------------------------------          ------------     ----------    ----------     ----------
      Due in 3 months or less                               W    103,419      1,128,796       178,732      1,410,947
      Due after 3 months through 6 months                         95,735        799,242       448,949      1,343,926
      Due in 12 months                                           168,840      1,262,752       630,835      2,062,427
      Due in 3 years                                           1,252,751      1,385,682     4,161,545      6,799,978
      Thereafter                                                 954,537         48,811     1,061,876      2,065,224
                                                            ------------      ---------     ---------     ----------
                                                            W  2,575,282      4,625,283     6,481,937     13,682,502
                                                            ============      =========     =========     ==========

     v) Available-for-sale securities denominated in foreign currencies classified by issuing country as of December 31, 2004 and 2003 are as follows:

                                                    (in millions of Won and thousands of U.S. dollars, except ratio)

                                                   2004                                        2003
                                  --------------------------------------      --------------------------------------
                                     U.S.         Equivalent                     U.S.         Equivalent
                                    dollar            Won      Ratio (%)        dollar            Won       Ratio (%)
                                  ----------      ----------   ---------      ----------      ----------    --------
      Korea                       $  670,628      W  700,002       80.82      $  731,852      W  876,612       61.92
      U.S.A.                          73,782          77,014        8.89         317,771         380,626       26.89
      Malaysia                        20,782          21,692        2.50          11,703          14,018        0.99
      Philippines                     16,607          17,334        2.00             588             704        0.05
      Germany                             --              --          --          14,037          16,814        1.19
      Japan                            8,437           8,807        1.02           5,029           6,023        0.43
      Other                           39,499          41,228        4.77         100,946         120,916        8.53
                                  ----------      ----------   ---------      ----------     -----------    --------
                                  $  829,735      W  866,077      100.00      $1,181,926     W 1,415,713      100.00
                                  ==========      ==========   =========      ==========     ===========    ========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                           December 31, 2004 and 2003


(5)  Securities, Continued

     (c)  Held-to-maturity securities

          i) Held-to-maturity securities as of December 31, 2004 and 2003 consist of the following:

                                                                   (in millions of Won and thousands of U.S. dollars)

                                                                     Won                    U.S. dollars (Note 2)
                                                         ---------------------------      --------------------------
                                                             2004            2003            2004            2003
                                                         ------------     ----------      -----------      ---------
      Government bonds                                   W    431,651        558,336      $   413,538        534,907
      Finance debentures                                    1,173,752        543,791        1,124,499        520,972
      Corporate bonds                                       1,403,050      2,389,916        1,344,175      2,289,630
      Securities in foreign currencies                        136,209        172,017          130,493        164,799
                                                         ------------      ---------      -----------      ---------
                                                         W  3,144,662      3,664,060      $ 3,012,705      3,510,308
                                                         ============      =========      ===========      =========

          ii) Details of debt securities classified as held-to-maturity securities as of December 31, 2004 and 2003 consist of the following:

                                                                                                 (in millions of Won)

                                                                                2004
                                                   ------------------------------------------------------------------
                                                                       Acquisition
                                                    Face value            cost          Fair value (*)     Book value
                                                   ------------        -----------      --------------     ----------
      Government bonds                             W    424,352           430,114           481,720          431,651
      Finance debentures                              1,201,070         1,175,122         1,222,427        1,173,752
      Corporate bonds                                 1,401,046         1,409,387         1,510,981        1,403,050
                                                   ------------         ---------         ---------        ---------
                                                   W  3,026,468         3,014,623         3,215,128        3,008,453
                                                   ============         =========         =========        =========

                                                                                                 (in millions of Won)

                                                                                2003
                                                ---------------------------------------------------------------------
                                                                       Acquisition
                                                    Face value            cost          Fair value (*)     Book value
                                                   ------------        -----------      --------------     ----------
      Government bonds                             W    550,292           553,294           632,545          558,336
      Finance debentures                                551,144           544,773           569,935          543,791
      Corporate bonds                                 2,380,892         2,398,606         2,461,181        2,389,916
                                                   ------------         ---------         ---------        ---------
                                                   W  3,482,328         3,496,673         3,663,661        3,492,043
                                                   ============         =========         =========        =========


     (*) Debt securities are recorded at fair value using the market yield of bonds provided by the bond credit rating and pricing associations.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                           December 31, 2004 and 2003


(5)  Securities, Continued

     iii) The maturity of held-to-maturity securities by remaining period as of December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)


                                                              Government       Finance      Corporate
             At December 31, 2004                               bonds        debentures       bonds           Total
      ------------------------------------------              ----------     ----------    ----------     ----------
      Due in 3 months or less                                  W   6,903        548,010       103,807        658,720
      Due after 3 months through 6 months                          4,232        110,158            --        114,390
      Due in 12 months                                            89,912        215,749       197,338        502,999
      Due in 3 years                                             196,341        179,982       306,026        682,349
      Thereafter                                                 134,263        119,853       795,879      1,049,995
                                                               ---------      ---------     ---------      ---------
                                                               W 431,651      1,173,752     1,403,050      3,008,453
                                                               =========      =========     =========      =========

                                                                                                 (in millions of Won)


                                                              Government       Finance      Corporate
             At December 31, 2003                               bonds        debentures       bonds           Total
      ------------------------------------------              ----------     ----------    ----------     ----------
      Due in 3 months or less                                  W     354         82,160        45,005        127,519
      Due after 3 months through 6 months                            476         66,650        91,340        158,466
      Due in 12 months                                            65,171         57,672     1,301,399      1,424,242
      Due in 3 years                                             301,321        146,381     1,119,998      1,567,700
      Thereafter                                                 172,183         49,905       655,661        877,749
                                                               ---------      ---------     ---------      ---------
                                                               W 539,505        402,768     3,213,403      4,155,676
                                                               =========      =========     =========      =========

     iv) Held-to-maturity securities denominated in foreign currencies classified by issuing country as of December 31, 2004 and 2003 are as follows:

                                                    (in millions of Won and thousands of U.S. dollars, except ratio)

                                                   2004                                        2003
                                   --------------------------------------      --------------------------------------
                                     U.S.          Equivalent                      U.S.        Equivalent
                                    dollar            Won        Ratio (%)       dollar           Won        Ratio (%)
                                   ---------       ----------    --------      -----------     ----------    --------
      Korea                        $  92,434       W  96,484       70.84       $ 127,308       W 152,489       88.65
      U.S.A.                          32,514          33,938       24.92           1,965           2,354        1.37
      Indonesia                        2,574           2,687        1.97           3,449           4,131        2.40
      Other                            2,971           3,100        2.27          10,889          13,043        7.58
                                   ---------       ---------      ------       ---------       ---------      ------
                                   $ 130,493       W 136,209      100.00       $ 143,611       W 172,017      100.00
                                   =========       =========      ======       =========       =========      ======

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                           December 31, 2004 and 2003


(5)  Securities, Continued

     (d)  Investment securities accounted for using the equity method

          Details of investment securities accounted for using the equity method as of December 31, 2004 and 2003 are as follows:

                                                                                                  (in millions of Won)

                                                                            2004
                                        ------------------------------------------------------------------------------
                                                      Investment     Equity
                                         Beginning        and        method       Retained     Capital        Ending
               Subsidiaries               balance      sale, net   gain (loss)    earnings   adjustments      balance
      -----------------------------     ----------    ----------   ----------    ---------   -----------     ---------
      e-Shinhan                         W   2,725             --          162           --             --        2,887
      Shinhan Data System                   2,153             --          221           --             --        2,374
      Macquarie Shinhan
        Infrastructure Management               7             --           (7)          --             --           --
      Chohung Vina                         10,940             --        1,585           36         (1,406)      11,155
                                        ---------      ---------   ----------    ---------   ------------     --------
                                        W  15,825             --        1,961           36         (1,406)      16,416
                                        =========      =========   ==========    =========   ============     ========

      Shinhan Macquarie and Shinhan Credit Information are newly included in Shinhan Financial Group for consolidation as of December 31, 2004. Additionally, Macquarie Shinhan Infrastructure Management are newly accounted for using equity method as of December 31, 2004.

                                                                                                (in millions of Won)

                                                                            2003
                                      -------------------------------------------------------------------------------
                                                      Investment      Equity
                                         Beginning        and         method       Retained      Capital       Ending
               Subsidiaries               balance      sale, net    gain (loss)    earnings    adjustments    balance
      -----------------------------     ----------    ----------    ----------    ---------    -----------   ---------
      e-Shinhan                         W   3,892             --        (1,166)          (1)            --        2,725
      Shinhan Macquarie                       423             --         1,446          (26)            --        1,843
      Shinhan Credit Information            3,121         (1,695)          544           --             --        1,970
      Shinhan Data System                   2,001             --           152           --             --        2,153
      Chohung Vina                             --          9,166         1,434           --            340       10,940
                                        ---------      ---------    ----------    ---------     ----------   ----------
                                        W   9,437          7,471         2,410          (27)           340       19,631
                                        =========      =========    ==========    =========     ==========   ==========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                           December 31, 2004 and 2003


(6)  Loans

     (a) Loans outstanding as of December 31, 2004 and 2003 consist of the following:

                                                                                              (in millions of Won)

                                                                  Won                     U.S. dollars (Note 2)
                                                    ----------------------------      ----------------------------
                                                         2004            2003              2004            2003
                                                    ------------     -----------      ------------    ------------
   Loans in Won                                     W 74,243,023      72,853,369      $ 71,127,633      69,796,291
   Loans in foreign currencies                         5,436,593       6,779,634         5,208,462       6,495,147
   Domestic import usance bills                        2,560,931       2,714,909         2,453,469       2,600,986
   Call loans                                          1,770,735       1,438,737         1,696,431       1,378,365
   Korean Won bills bought                             3,292,679       1,058,981         3,154,511       1,014,544
   Foreign currency bills bought                       3,730,195       3,610,006         3,573,668       3,458,523
   Payments on guarantees and acceptances                 30,563         107,743            29,281         103,222
   Credit card loans                                   4,248,288       4,931,496         4,070,021       4,724,560
   Bonds purchased with resale agreements                160,000         470,300           153,286         450,565
   Privately placed bonds                              2,543,897       2,416,843         2,437,150       2,315,428
   Factoring receivables                                 163,775         174,955           156,903         167,614
   Loans convertible into equity securities               11,813          80,933            11,317          77,537
   Financing lease receivables                           675,272         807,396           646,936         773,516
   Cash management account                               314,056         186,369           300,878         178,549
   Other                                                  22,233          17,390            21,300          16,660
                                                    ------------     -----------      ------------    ------------
                                                      99,204,053      97,649,061        95,041,246      93,551,507
   Less:   allowance for loan losses                  (1,916,982)     (2,835,642)       (1,836,541)     (2,716,653)
   Add:    present value premiums                         72,509         107,759            69,466         103,237
                                                    ------------      ----------      ------------     -----------
                                                    W 97,359,580      94,921,178      $ 93,274,171      90,938,091
                                                    ============      ==========      ============     ===========

     (b) The maturities of loans by remaining period as of December 31, 2004 and 2003 are as follows:

                                                                                                (in millions of Won)

                                                                     Loans in foreign
             At December 31, 2004                  Loans in Won         currencies        Other           Total
   ------------------------------------------     -------------      ----------------  -----------    ------------
   Due in 3 months or less                         W 13,207,015          1,081,771      10,902,877      25,191,663
   Due after 3 months through 6 months               15,632,440            839,399       2,498,709      18,970,548
   Due in 12 months                                  23,850,838          1,581,403       1,566,347      26,998,588
   Due in 3 years                                    10,295,005            632,997       2,066,229      12,994,231
   Thereafter                                        11,257,725          1,301,023       2,490,275      15,049,023
                                                   ------------         ----------      ----------     -----------
                                                   W 74,243,023          5,436,593      19,524,437      99,204,053
                                                   ============         ==========      ==========      ==========

                                                                                                (in millions of Won)

                                                                      Loans in foreign
             At December 31, 2003                   Loans in Won         currencies        Other          Total
   ------------------------------------------      -------------      ----------------  -----------    ------------
   Due in 3 months or less                          W 15,160,538            885,099       8,318,745      24,364,382
   Due after 3 months through 6 months                13,263,016          1,451,347       1,324,392      16,038,755
   Due in 12 months                                   21,080,434          2,039,158       1,552,614      24,672,206
   Due in 3 years                                     16,806,243          1,156,538       3,868,644      21,831,425
   Thereafter                                          6,543,138          1,247,492       2,951,663      10,742,293
                                                    ------------          ---------      ----------      ----------
                                                    W 72,853,369          6,779,634      18,016,058      97,649,061
                                                    ============          =========      ==========      ==========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                           December 31, 2004 and 2003


(6)  Loans, Continued

     (c) Loans classified by country as of December 31, 2004 and 2003 are as follows:

                                                                                   (in millions of Won, except ratio)

                                                                            2004
                                     --------------------------------------------------------------------------------
                                                        Loans in foreign
                                       Loans in Won       Currencies        Other loans         Total        Ratio (%)
                                       -------------    ----------------   -------------     -----------     --------
   Korea                               W  74,243,023          2,909,436       19,131,333      96,283,792       97.06
   U.S.A.                                         --            625,080           35,489         660,569        0.67
   U.K.                                           --             59,923          109,104         169,027        0.17
   Japan                                          --            932,006              496         932,502        0.94
   Germany                                        --                768               --             768          --
   Italy                                          --                 --           44,969          44,969        0.05
   Canada                                         --                 --           67,847          67,847        0.07
   Panama                                         --             81,315               --          81,315        0.08
   Indonesia                                      --             18,888               --          18,888        0.02
   Thailand                                       --                522               --             522          --
   Vietnam                                        --             66,421            1,695          68,116        0.07
   Hong Kong                                      --             29,706            8,568          38,274        0.04
   China                                          --            417,302           20,556         437,858        0.44
   Other                                          --            295,226          104,380         399,606        0.39
                                       -------------    ---------------    -------------     -----------      ------
                                       W  74,243,023          5,436,593       19,524,437      99,204,053      100.00
                                       =============    ===============    =============     ===========      ======

                                                                                   (in millions of Won, except ratio)

                                                                            2003
                                     --------------------------------------------------------------------------------
                                                        Loans in foreign
                                       Loans in Won       Currencies        Other loans         Total        Ratio (%)
                                       -------------    ----------------   -------------     -----------     --------
   Korea                               W  72,853,369          4,426,217       17,910,007      95,189,593       97.48
   U.S.A.                                         --            803,204              678         803,882        0.82
   U.K.                                           --             63,047           19,182          82,229        0.09
   Japan                                          --            936,055            1,105         937,160        0.96
   Germany                                        --              1,165               --           1,165          --
   Ireland                                        --                 --           62,168          62,168        0.07
   Indonesia                                      --             31,605               --          31,605        0.03
   Thailand                                       --                599               --             599          --
   Vietnam                                        --             52,456            2,403          54,859        0.06
   Panama                                         --             78,414               --          78,414        0.08
   Russia                                         --              2,096               --           2,096          --
   Hong Kong                                      --             63,486           14,578          78,064        0.08
   China                                          --            192,572            5,937         198,509        0.20
   Other                                          --            128,718               --         128,718        0.13
                                       -------------    ---------------    -------------     -----------      ------
                                       W  72,853,369          6,779,634       18,016,058      97,649,061      100.00
                                       =============    ===============    =============     ===========      ======

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                           December 31, 2004 and 2003


(6)  Loans, Continued

     (d) Loans classified by consumer as of December 31, 2004 and 2003 are as follows:

                                                                                   (in millions of Won, except ratio)

                                                                         2004
                                     --------------------------------------------------------------------------------
                                                      Loans in foreign
                                      Loans in Won       Currencies        Other loans          Total        Ratio (%)
                                     -------------    ----------------    -------------      -----------     --------
   Corporate                         W  36,291,643          4,667,474        14,568,214       55,527,331       55.97
   Household                            37,020,155             84,071         3,288,317       40,392,543       40.72
   Public and other                        931,225            685,048         1,667,906        3,284,179        3.31
                                     -------------    ---------------     -------------      -----------      ------
                                     W  74,243,023          5,436,593        19,524,437       99,204,053      100.00
                                     =============    ===============     =============      ===========      ======

                                                                                   (in millions of Won, except ratio)

                                                                         2003
                                     --------------------------------------------------------------------------------
                                                      Loans in foreign
                                      Loans in Won       Currencies        Other loans          Total         Ratio (%)
                                     -------------    ----------------    -------------      -----------      --------
   Corporate                         W  37,321,076          6,134,976        12,729,866       56,185,918       57.53
   Household                            34,527,896             97,993         5,113,230       39,739,119       40.70
   Public and other                      1,004,397            546,665           172,962        1,724,024        1.77
                                     -------------    ---------------     -------------      -----------      ------
                                     W  72,853,369          6,779,634        18,016,058       97,649,061      100.00
                                     =============    ===============     =============      ===========      ======

     (e) Restructured loans due to commencement of bankruptcy proceedings, composition proceedings or workout programs during the years ended December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                                                                            2004
                                         ----------------------------------------------------------------------------
                                                                                          Workout
                                            Creditor                               ------------------------
                                              banks                                Corporate    Individuals
                                           receivership  Composition   Bankruptcy    loans         loans      Total
                                           ------------  -----------   ----------   --------     ----------  --------
   Loans for equity conversion              W 117,100          284         7,936     192,100          --      317,420
   Reduction in principal                          --           --        19,049          --          --       19,049
   Reduction in interest rate                      --        6,174         4,860          --      11,394       22,428
                                            ---------        -----        ------     -------      ------     --------
   Balance before restructuring               117,100        6,458        31,845     192,100      11,394      358,897
   Balance after restructuring                 37,570        6,174        12,796      58,694       6,607      121,841
                                            ---------        -----        ------     -------      ------     --------
   Loss resulting from restructuring        W  79,530          284        19,049     133,406       4,787      237,056
                                            =========        =====        ======     =======      ======     ========

                                                                                                 (in millions of Won)

                                                                                      2003
                                                             -------------------------------------------------------
                                                                                      Workout
                                                                             -------------------------
                                                                              Corporate    Individuals
                                                              Bankruptcy        loans         loans           Total
                                                             ------------    ----------    -----------     ---------
   Loans for equity conversion                                  W 29,083        410,140            --        439,223
   Loans converted into convertible bonds                          2,159         38,545                       40,704
   Reduction in interest rate                                    149,903        164,223         1,539        315,665
                                                                --------       --------      --------       --------
   Loan balance before restructuring                             181,145        612,908         1,539        795,592
   Loan balance after restructuring                              160,019        501,076         1,242        662,337
                                                                --------       --------      --------       --------
   Loss resulting from restructuring                            W 21,126        111,832           297        133,255
                                                                ========       ========      ========       ========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                           December 31, 2004 and 2003


(6)  Loans, Continued

     (f) Changes in allowance for losses on loans, accounts receivable and accrued income for the years ended December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                                                                                           2004
                                                                        ---------------------------------------------
                                                                         Beginning        Increase         Ending
                                                                          balance        (Decrease)       balance
                                                                        -----------      ----------     -----------
   Shinhan Bank                                                         W   873,234        (127,475)        745,759
   Shinhan Bank (Trust account)                                              18,336          (7,584)         10,752
   Shinhan Finance                                                            3,875          (2,342)          1,533
   Chohung Bank                                                           1,723,689        (708,960)      1,014,729
   Chohung Bank (Trust account)                                              23,359         (20,272)          3,087
   Chohung ITMC                                                                  11              --              11
   Chohung Finance                                                            4,549            (551)          3,998
   CHB America                                                                4,252          (1,644)          2,608
   Chohung Deutschland                                                        2,696          (1,617)          1,079
   Goodmorning Shinhan Securities                                            36,260         (14,584)         21,676
   Shinhan Card                                                             119,553         (45,360)         74,193
   Shinhan Capital                                                           18,936           8,086          27,022
   Shinhan BNPP ITMC                                                             14              (2)             12
   Jeju Bank                                                                 35,270          (3,125)         32,145
   SH&C Life Insurance                                                           --              15              15
   Shinhan Macquarie                                                             --              53              53
                                                                        -----------        --------       ---------
                                                                        W 2,864,034        (925,362)      1,938,672
                                                                        ===========        ========       =========

          Allowance for losses on other assets and disposition of operating lease assets is included in allowance for loan losses.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(6)    Loans, Continued

                                                                                                 (in millions of Won)

                                                                                        2003
                                                               ------------------------------------------------------
                                                                   Beginning           Increase           Ending
                                                                  balance (*)       (decrease) (**)    balance (***)
                                                               ------------------ ------------------ ----------------
   Shinhan Financial Group                                     W          3,846             (3,846)               -
   Shinhan Bank                                                         576,329            296,905          873,234
   Shinhan Bank (Trust accounts)                                         24,023             (5,687)          18,336
   Shinhan Finance                                                        3,266                609            3,875
   Chohung Bank                                                               -          1,723,689        1,723,689
   Chohung Bank (Trust accounts)                                              -             23,359           23,359
   Chohung ITMC                                                               -                 11               11
   Chohung Finance                                                            -              4,549            4,549
   Chohung America                                                            -              4,252            4,252
   Chohung Deutschland                                                        -              2,696            2,696
   Goodmorning Shinhan Securities                                        56,260            (20,000)          36,260
   Shinhan Card                                                          96,104             23,449          119,553
   Shinhan Capital                                                       34,883            (15,947)          18,936
   Shinhan BNPP ITMC                                                         10                  4               14
   Jeju Bank                                                             29,318              5,952           35,270
   Jeju Bank (Trust accounts)                                               142               (142)               -
                                                               ------------------ ------------------ ----------------
                                                               W        824,181          2,039,853        2,864,034
                                                               ================== ================== ================

(*) Additional allowance for loan losses of Goodmorning Shinhan Securities, Shinhan Capital and Jeju Bank, amounting to W12,952 million, is included in the beginning balance.

(**) Allowance for loan losses of Chohung Bank, amounting to W2,172,379 million as of August 31, 2003 (acquisition date), is reflected as an increase.

(***) Additional allowance for loan losses of Chohung and Jeju Bank, amounting to W28,170 million, is included in the ending balance.

Allowance for losses on other assets and disposition of operating lease assets is included in allowance for loan losses.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(6)  Loans, Continued

     (g) As of December 31, 2004, details of loan balances and the related allowance for loan losses by asset credit risk classification are as follows:

                                                                         (in millions of Won, except provision ratio)

                                                                                                      Provision ratio
                                                                      Balance             Allowance           (%)
                                                                    -------------         ---------   ---------------
   Corporate loans                       Normal                     W  52,610,092           384,688             0.73
                                         Precautionary                  1,647,412           181,937            11.04
                                         Substandard                      582,924           156,863            26.91
                                         Doubtful                          74,941            70,363            93.89
                                         Estimated loss                   193,538           193,538           100.00
                                                                  ---------------- ----------------- ----------------

                                                                       55,108,907           987,389             1.79

   Household loans                       Normal                        36,226,793           274,744             0.76
                                         Precautionary                    209,884            27,707            13.20
                                         Substandard                      325,986            65,405            20.06
                                         Doubtful                         158,558           141,093            88.98
                                         Estimated loss                    98,934            98,934           100.00
                                                                  ---------------- ----------------- ----------------

                                                                       37,020,155           607,883             1.64

   Credit card loans                     Normal                         3,607,750            40,473             1.12
                                         Precautionary                    385,369            47,083            12.22
                                         Substandard                        1,705               340            19.94
                                         Doubtful                         174,809           129,978            74.35
                                         Estimated loss                    78,655            78,655           100.00
                                                                  ---------------- ----------------- ----------------

                                                                        4,248,288           296,529             6.98

   Loans convertible into equity securities                                11,813             2,263            19.16
   Other                                                                  338,945            20,824             6.14

   Present value discount                                                       -            23,784                -
                                                                  ---------------- ----------------- ----------------
                                                                    W  96,728,108         1,938,672             2.00
                                                                  ================ ================= ================

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003

(7)  Fixed Assets

     Fixed assets as of December 31, 2004 and 2003 consist of the following:

                                                                     (in millions of Won and thousands of U.S. dollars)

                                                                        Won                    U.S. dollars (Note 2)
                                                            ----------------------------   ----------------------------
                                                                2004           2003            2004          2003
                                                            -------------  -------------   ------------- --------------
Tangible assets:

   Land                                                     W   996,790        995,168     $   954,963        953,408
   Buildings                                                    758,747        729,315         726,908        698,711
   Other                                                      1,172,142      1,129,104       1,122,957      1,081,724
                                                            -------------  -------------   ------------- --------------

                                                              2,927,679      2,853,587       2,804,828      2,733,843
   Less: accumulated depreciation                            (1,069,141)      (974,792)     (1,024,278)      (933,887)
                                                            -------------  -------------   ------------- --------------
                                                              1,858,538      1,878,795       1,780,550      1,799,956
                                                            -------------  -------------   ------------- --------------

Intangible assets:

   Goodwill                                                   1,050,013        964,788       1,005,952        924,304
   Negative goodwill                                             (4,970)        (5,655)         (4,761)        (5,418)
   Other                                                         17,718         15,440          16,974         14,792
                                                            -------------  -------------   ------------- --------------
                                                              1,062,761        974,573       1,018,165        933,678
                                                            -------------  -------------   ------------- --------------
Other fixed assets                                                  312            313             299            300
                                                            -------------  -------------   ------------- --------------
                                                            W 2,921,611      2,853,681     $ 2,799,014      2,733,934
                                                            =============  =============   ============= ==============

     The officially declared value of land used in domestic branches at December 31, 2004 and 2003, as announced by the Minister of Construction and Transportation, is as follows:

                                                                                                   (in millions of Won)

                                                                      Book value                  Declared value
                                                             ----------------------------  --------------------------
                                                                 2004            2003          2004          2003
                                                             --------------   -----------  -------------    ---------
Land (Domestic only)                                         W    993,997       991,993      1,017,147        975,097


     The officially declared value, which is used for government purposes, does not represent the fair value.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(8)  Other Assets

     Other assets as of December 31, 2004 and 2003 consist of the following:

                                                                     (in millions of Won and thousands of U.S. dollars)

                                                                   Won                      U.S. dollars (Note 2)
                                                      -------------------------------   -------------------------------
                                                           2004            2003             2004             2003
                                                      --------------- ---------------   --------------  ---------------
Accounts receivable                                   W   4,503,163       1,570,819     $  4,314,201        1,504,904
Advance payments                                             30,698          42,827           29,410           41,030
Prepaid expenses                                             40,835          29,146           39,121           27,923
Prepaid income taxes                                          3,883          13,988            3,720           13,401
Accrued interest income                                     529,019         696,940          506,820          667,695
Operating lease assets (note 9)                             413,204         405,794          395,865          388,766
Less: accumulated depreciation                             (213,045)       (182,375)        (204,105)        (174,722)
      allowance for loss on disposition of
       operating lease assets                                (1,729)         (2,210)          (1,656)          (2,117)
Guarantee deposits paid                                     960,688         956,596          920,376          916,455
Deferred tax assets                                         251,826          78,135          241,259           74,856
Derivative assets                                         1,722,538         518,836        1,650,257          497,065
Other                                                     3,964,555       2,921,663        3,798,194        2,799,064
                                                      --------------- ---------------   --------------  ---------------
                                                         12,205,635       7,050,159       11,693,462        6,754,320

Less: allowance for losses                                  (19,961)        (26,182)         (19,123)         (25,083)
                                                      --------------- ---------------   --------------  ---------------
                                                      W  12,185,674       7,023,977     $ 11,674,339        6,729,237
                                                      =============== ===============   ==============  ===============


(9)  Operating Lease Assets

     (a) Operating lease assets classified by industry as of December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                                                                                               2004         2003
                                                                                            ------------ ------------
   Machinery and equipment                                                                  W  380,959      352,535
   Office equipment                                                                             32,245       53,259
                                                                                            ------------ ------------

                                                                                               413,204      405,794

   Less:    accumulated depreciation                                                         (213,045)    (182,375)
            allowance for losses on disposition of lease assets                                (1,729)      (2,210)
                                                                                            ------------ ------------
                                                                                            W  198,430      221,209
                                                                                            ============ ============

     (b) The collection schedule of future lease receivables as of December 31, 2004 is as follows:

                                                                                                 (in millions of Won)

                                                                       Operating          Financing          Total
                                                                         lease              lease
                                                                     --------------  ---------------- ---------------
               January 1, 2005 - December 31, 2005                    W    54,752           318,583         373,335
               January 1, 2006 - December 31, 2006                         48,030           225,351         273,381
               January 1, 2007 - December 31, 2007                         24,001           123,968         147,969
               January 1, 2008 - December 31, 2008                         17,768            47,616          65,384
                          Thereafter                                       84,126            21,951         106,077
                                                                     --------------  ---------------- ---------------
                                                                          228,677           737,469         966,146
        Unrealized interest income on financing leases                          -            62,196          62,196
                                                                     --------------  ---------------- ---------------
                                                                      W   228,677           675,273         903,950
                                                                     ==============  ================ ===============

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(10) Deposits

     (a)  Deposits as of December 31, 2004 and 2003 consist of the following:

                                                                  (in millions of Won and thousands of U.S. dollars)

                                                                  Won                     U.S. dollars (Note 2)
                                                     ------------------------------   -------------------------------
                                                         2004             2003             2004            2003
                                                     --------------  --------------   --------------- ---------------
   Deposits in Korean Won                            W  74,764,329      75,496,450    $   71,627,064      72,328,463
   Deposits in foreign currencies                        4,702,413       4,932,403         4,505,090       4,725,429
   Negotiable certificates of deposits                   8,050,705       7,118,586         7,712,881       6,819,875
                                                     --------------  --------------   --------------- ---------------
                                                        87,517,447      87,547,439        83,845,035      83,873,767
   Add: present value premium                               10,613          45,166            10,167          43,271
                                                     --------------  --------------   --------------- ---------------
                                                     W  87,528,060      87,592,605    $   83,855,202      83,917,038
                                                     ==============  ==============   =============== ===============

     (b) The maturities of deposits by remaining period as of December 31, 2004 and 2003 are as follows:

                                                                                                (in millions of Won)

                                                                        Deposits in     Negotiable
                                                         Deposits in      foreign       certificates
             At December 31, 2004                        Korean Won     currencies      of deposits      Total
   ------------------------------------------         --------------- --------------- --------------- ---------------
   Due in 3 months or less                            W   16,913,503       3,281,757       3,843,013      24,038,273
   Due after 3 months through 6 months                     6,200,518         419,208       2,257,692       8,877,418
   Due in 12 months                                       17,855,972         318,957       1,758,159      19,933,088
   Due in 3 years                                          4,986,553         646,547         191,450       5,824,550
   Thereafter                                             28,807,783          35,944             391      28,844,118
                                                      --------------- --------------- --------------- ---------------
                                                      W   74,764,329       4,702,413       8,050,705      87,517,447
                                                      =============== =============== =============== ===============


                                                                                                (in millions of Won)

                                                                        Deposits in     Negotiable
                                                         Deposits in      foreign       certificates
             At December 31, 2003                        Korean Won     Currencies      of deposits      Total
   ------------------------------------------         --------------- --------------- --------------- ---------------
   Due in 3 months or less                            W   22,326,297       3,267,799       3,563,065      29,157,161
   Due after 3 months through 6 months                     6,003,790         357,334       1,759,652       8,120,776
   Due in 12 months                                       19,203,989         710,832       1,674,109      21,588,930
   Due in 3 years                                          5,373,674         595,357         120,675       6,089,706
   Thereafter                                             22,588,700           1,081           1,085      22,590,866
                                                      --------------- --------------- --------------- ---------------
                                                      W   75,496,450       4,932,403       7,118,586      87,547,439
                                                      =============== =============== =============== ===============

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(11) Borrowings

     (a)  Borrowings as of December 31, 2004 and 2003 consist of the following:

                                                                  (in millions of Won and thousands of U.S. dollars)

                                                                      Won                   U.S. dollars (Note 2)
                                                           ---------------------------   ----------------------------
                                                               2004          2003            2004           2003
                                                           ------------- -------------   -------------  -------------
   Borrowings in Won                                       W  3,555,560     4,401,380    $  3,406,361      4,216,689
   Borrowings in foreign currencies                           5,813,467     7,193,596       5,569,522      6,891,738
   Bonds sold with repurchase agreements                      3,533,025     4,427,073       3,384,772      4,241,304
   Bills sold                                                   722,978       705,954         692,640        676,331
   Due to the Bank of Korea in foreign currencies                46,394        64,051          44,447         61,364
   Call money                                                 1,223,610       417,522    $  1,172,265        400,002
                                                           ------------- -------------   -------------  -------------
                                                           W 14,895,034    17,209,576      14,270,007     16,487,428
                                                           ============= =============   =============  =============

     (b) Details of subordinated borrowings as of December 31, 2004 and 2003 are as follows:

                                                                                                (in millions of Won)

                                                                                  Interest
              Lender                          Period of contract                  rate (%)        2004         2003
   ---------------------------- -----------------------------------------------  ----------    ----------  ----------
   Hungkuk Life Insurance            December 31, 1997 - December 31, 2007          4.0         W      -      40,000
   Kyobo Life Insurance                  June 30, 1998 - June 30, 2008              5.5                -      30,000
                                                                                               ----------  ----------
                                                                                                W      -      70,000
                                                                                               ==========  ==========

     (c) The maturities of borrowings as of December 31, 2004 and 2003 are as follows:

                                                                                                (in millions of Won)

                                                                         Borrowings
                                                        Borrowings       in foreign
             At December 31, 2004                         in Won         currencies       Other           Total
   ------------------------------------------         --------------- --------------- --------------- ---------------
   Due in 3 months or less                              W  1,772,092       2,630,376       2,801,386       7,203,854
   Due after 3 months through 6 months                        59,493       1,532,872       1,283,120       2,875,485
   Due in 12 months                                          136,528       1,232,075       1,302,696       2,671,299
   Due in 3 years                                            441,868         394,373         138,805         975,046
   Thereafter                                              1,145,579          23,771               -       1,169,350
                                                      --------------- --------------- --------------- ---------------
                                                        W  3,555,560       5,813,467       5,526,007      14,895,034
                                                      =============== =============== =============== ===============

                                                                                                (in millions of Won)

                                                                         Borrowings
                                                        Borrowings       in foreign
             At December 31, 2003                         in Won         currencies       Other           Total
   ------------------------------------------         --------------- --------------- --------------- ---------------
   Due in 3 months or less                             W   2,309,091       3,855,897       2,871,796       9,036,784
   Due after 3 months through 6 months                       288,131       1,689,287       1,478,867       3,456,285
   Due in 12 months                                          191,984       1,162,733       1,110,451       2,465,168
   Due in 3 years                                            399,962         387,229         153,179         940,370
   Thereafter                                              1,212,212          98,450             307       1,310,969
                                                      --------------- --------------- --------------- ---------------
                                                       W   4,401,380       7,193,596       5,614,600      17,209,576
                                                      =============== =============== =============== ===============

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(12) Debentures

     (a)  Debentures as of December 31, 2004 and 2003 consist of the following:

                                                                   (in millions of Won and thousands of U.S. dollars)

                                                                  Won                     U.S. dollars (Note 2)
                                                     ------------------------------   -------------------------------
                                                         2004             2003             2004            2003
                                                     --------------  --------------   --------------- ---------------
   Debentures in Korean Won                          W 18,020,775      16,177,484      $ 17,264,586      15,498,643
   Debentures in foreign currencies                     2,142,441       1,591,121         2,052,540       1,524,354
                                                     --------------  --------------   --------------- ---------------
                                                       20,163,216      17,768,605        19,317,126      17,022,997
   Less:    discounts                                    (133,110)       (156,171)         (127,524)       (149,618)
   Add:     present value premiums                         84,064         135,445            80,536         129,762
                                                     --------------  --------------   --------------- ---------------
                                                     W 20,114,170      17,747,879      $ 19,270,138      17,003,141
                                                     ==============  ==============   =============== ===============

     (b) Details of debentures in Korean Won as of December 31, 2004 and 2003 are as follows:

                                                                           (in millions of Won, except interest rate)

                                                                2004                               2003
                                                   -------------------------------    -------------------------------
                                                                    Interest rate                      Interest rate
                                                     Face value         (%)              Face value         (%)
                                                   --------------- ---------------    --------------- ---------------
   Discounted debentures                            W   6,658,000   3.93 - 6.91        W   6,436,500   3.93 - 6.91
   Coupon debentures                                    7,608,469   4.17 - 7.47            6,554,434   0.24 - 7.47
   Subordinated debentures                              3,360,202   5.58 - 14.45           2,910,292   5.58 - 18.00
   Hybrid securities (*)                                  272,564       7.80                 272,564       7.80
   Other                                                   95,480    4.5 - 4.63                    -
                                                   ---------------                    ---------------
                                                       17,994,715                         16,173,790
   Add: loss on fair value hedge                           26,060                              3,694
                                                   ---------------                    ---------------
                                                    W  18,020,775                      W  16,177,484
                                                   ===============                    ===============

   (*)    Hybrid securities issued by Chohung Bank

          Redemption:         Redeemable for five years after issuance date

          Interest rate:      7.8% for 10 years after issuance date

                              Thereafter - 50% of the difference between 7.8% and five-year maturity government bonds rate is added.

          Interest payment:   Quarterly paid

          Maturity date:      30 years after issuance date (renewable by
                              Chohung Bank)

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(12) Debentures, Continued

     (c) Details of debentures in foreign currencies as of December 31, 2004 and 2003 are as follows:

                                             (in millions of Won and thousands of U.S. dollars, except interest rate)

                                                    2004                                       2003
                                   ----------------------------------------   -----------------------------------------
                                      U.S.        Equivalent    Interest          U.S.       Equivalent     Interest
                                     dollars         Won        rate (%)        dollars         Won         rate (%)
                                   ------------  ------------  ------------  ------------   ------------ --------------
   MTN (*)                         $ 1,120,792   W 1,169,885   1.59 - 6.25   $   800,000    W   967,791   1.59 - 6.25
   Non-guaranteed debentures            34,061        35,553   Libor+0.85         30,000         35,934   Libor+0.85
   Subordinated debentures             897,685       937,003  11.50 - 11.88      490,396        587,396  11.50 - 11.88
                                   ------------  ------------                ------------   ------------
                                   $ 2,052,538   W 2,142,441                 $ 1,320,396    W 1,591,121
                                   ============  ============                ============   ============

     (*) Shinhan Bank established two programs with Merrill Lynch International Limited and other four financial institutions to issue Euro Medium Term Note (EMTN) on November 9, 1995 and Global Medium Term Note
          (GMTN) on August 20, 1999. Details of the programs are as follows:

          Total amount which can be issued:      US$ 2,000,000 (including US$500,000 thousand for year 1995)

          Place of trading:                      London Stock Exchange

          Issue price:                           Face value or discounted value

          Maturity date and interest date:       Various depending on date of issuance

          Redemption:                            Lump-sum payment at maturity date

     (d) The maturities of debentures by remaining period as of December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                                                        Debentures in           Debentures in
              At December 31, 2004                       Korean Won          foreign currencies           Total
   --------------------------------------------       --------------------- --------------------- -------------------
   Due in 3 months or less                            W          2,378,450               104,380           2,482,830
   Due after 3 months through 6 months                           2,759,009                     -           2,759,009
   Due in 12 months                                              5,318,130               356,009           5,674,139
   Due in 3 years                                                3,843,013               208,760           4,051,773
   Thereafter                                                    3,722,173             1,473,292           5,195,465
                                                      --------------------- --------------------- -------------------
                                                      W         18,020,775             2,142,441          20,163,216
                                                      ===================== ===================== ===================


                                                                                                 (in millions of Won)

                                                        Debentures in           Debentures in
              At December 31, 2003                        Korean Won          foreign currencies         Total
   --------------------------------------------       --------------------- --------------------- -------------------
   Due in 3 months or less                            W          2,460,384                     -           2,460,384
   Due after 3 months through 6 months                           2,735,660                     -           2,735,660
   Due in 12 months                                              3,144,010               179,670           3,323,680
   Due in 3 years                                                4,537,860               388,560           4,926,420
   Thereafter                                                    3,299,570             1,022,891           4,322,461
                                                      --------------------- --------------------- -------------------
                                                      W         16,177,484             1,591,121          17,768,605
                                                      ===================== ===================== ===================

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(13) Retirement and Severance Benefits

     Changes in retirement and severance benefits for the years ended December 31, 2004 and 2003 are as follows:

                                                                    (in millions of Won and thousands of U.S. dollars)

                                                                        Won                   U.S. dollars (Note 2)
                                                            ----------------------------   ----------------------------
                                                                2004           2003            2004          2003
                                                            -------------  -------------   ------------- --------------
Beginning balance                                           W   347,913        225,188     $   333,314        215,739
Changes in consolidation scope                                      202        105,794             193        101,355
Adjustment due to foreign exchange rate                             (69)            42             (66)            40
Payment                                                        (266,697)       (29,114)       (255,506)       (27,892)
Retirement benefit transferred                                     (151)             -            (145)             -
Provision                                                        93,427         46,003          89,507         44,072
                                                            -------------  -------------   ------------- --------------
Ending balance                                                  174,625        347,913         167,297        333,314
Less:    contribution to National Pension Fund                  (95,277)      (133,645)        (91,279)      (128,037)
         deposit for severance benefit insurance                   (110)        (8,317)           (105)        (7,968)
                                                            -------------  -------------   ------------- --------------
                                                            W    79,238        205,951     $    75,913        197,309
                                                            =============  =============   ============= ==============

(14) Other Liabilities

     Other liabilities as of December 31, 2004 and 2003 consist of the following:

                                                                    (in millions of Won and thousands of U.S. dollars)

                                                                        Won                   U.S. dollars (Note 2)
                                                            ----------------------------   ----------------------------
                                                                2004           2003            2004          2003
                                                            -------------  -------------   ------------- --------------
Allowance for losses on guarantees and acceptances           W    36,894         57,398    $     35,346         54,989
   (note 15)
Other allowances                                                 183,397         68,025         175,701         65,171
Borrowings from trust accounts                                   547,499        665,158         524,525        637,247
Foreign exchange remittances pending                             200,414        159,954         192,004        153,242
Securities sold                                                1,080,355        353,732       1,035,021        338,889
Accounts payable                                               4,617,670      1,397,803       4,423,904      1,339,148
Accrued expenses                                               1,806,359      1,742,597       1,730,560      1,669,474
Income tax payable                                               289,242        103,873         277,105         99,514
Dividend payable                                                   1,653          1,645           1,584          1,576
Advance receipts                                                   2,941         95,116           2,818         91,125
Unearned revenues                                                149,547        163,650         143,272        156,783
Taxes withheld                                                    44,521         78,271          42,653         74,986
Guarantee deposits received                                      289,281        270,766         277,142        259,404
Derivatives liabilities                                        1,640,592        471,442       1,571,749        451,659
Miscellaneous                                                  5,518,035      4,716,320       5,286,486      4,518,414
                                                            -------------  -------------   ------------- --------------
                                                            W 16,408,400     10,345,750    $ 15,719,870      9,911,621
                                                            =============  =============   ============= ==============

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(15) Guarantees and Acceptances

     (a) The guarantees and acceptances as of December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                                                                                             2004           2003
                                                                                         -------------  -------------
   Guarantees and acceptances outstanding

      Guarantees and acceptances in Won:

         Guarantees for contract performance                                              W   155,786        122,759
         Guarantees on loan collaterals                                                       103,718        118,261
         Guarantees on debentures                                                                 344         32,331
         Other                                                                                827,134        765,517
                                                                                         -------------  -------------
                                                                                            1,086,982      1,038,868
                                                                                         -------------  -------------

      Guarantees and acceptances in foreign currencies:

         Acceptances on letters of credit                                                     366,215        422,945
         Acceptances for letters of guarantee for importers                                   117,547        161,993
         Other                                                                                890,145        651,416
                                                                                         -------------  -------------
                                                                                            1,373,907      1,236,354
                                                                                         -------------  -------------
   Contingent guarantees and acceptances

      Letters of credit                                                                     2,913,678      2,611,654
      Other                                                                                   536,652        550,917
                                                                                         -------------  -------------
                                                                                            3,450,330      3,162,571
                                                                                         -------------  -------------
                                                                                         W  5,911,219      5,437,793
                                                                                         =============  =============

     (b) Outstanding commitments as of December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                                                                                             2004           2003
                                                                                         -------------  -------------
   Commitments for loans in Won                                                           W 3,661,894      3,383,264
   Commitments for loans in foreign currencies                                                205,020        237,610
   Other commitments in foreign currencies                                                     10,442         42,890
                                                                                         -------------  -------------
                                                                                          W 3,877,356      3,663,764
                                                                                         =============  =============

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(15) Guarantees and Acceptances, Continued

     (c) The guarantees and acceptances provided by country as of December 31, 2004 and 2003 are as follows:

                                                                                  (in millions of Won, except ratio)

                                                                         2004
                                  -----------------------------------------------------------------------------------
                                        Guarantees and acceptances outstanding in
                                  ------------------------------------------------------     Contingent guarantees and
                                            Won                   Foreign currencies               acceptances
                                  -------------------------    -------------------------    -------------------------
                                    Balance      Ratio (%)       Balance       Ratio (%)      Balance      Ratio (%)
                                  ------------- -----------    -------------  ----------    -------------  ----------
    Korea                         W  1,086,982      100.00     W  1,208,927       87.99     W  3,322,834       96.30
    U.S.A.                                   -           -           99,490        7.24           63,987        1.85
    Japan                                    -           -           33,239        2.42           10,673        0.31
    U.K.                                     -           -           13,423        0.98            9,756        0.28
    China                                    -           -            6,730        0.49           22,299        0.65
    Vietnam                                  -           -            2,013        0.15            6,154        0.18
    Hong Kong                                -           -            9,229        0.67            9,112        0.26
    Other                                    -           -              856        0.06            5,515        0.17
                                  ------------- -----------    -------------  ----------    -------------  ----------
                                  W  1,086,982      100.00     W  1,373,907      100.00     W  3,450,330      100.00
                                  ============= ===========    =============  ==========    =============  ==========

                                                                                  (in millions of Won, except ratio)

                                                                         2003
                                  -----------------------------------------------------------------------------------
                                        Guarantees and acceptances outstanding in
                                  ------------------------------------------------------    Contingent guarantees and
                                            Won                   Foreign currencies               acceptances
                                  -------------------------    -------------------------    -------------------------
                                    Balance      Ratio (%)       Balance       Ratio (%)      Balance      Ratio (%)
                                  ------------- -----------    -------------  ----------    -------------  ----------
    Korea                         W  1,038,868      100.00     W  1,160,272       93.84     W  3,017,786       95.42
    U.S.A.                                   -           -           51,740        4.18           92,943        2.94
    Japan                                    -           -           19,474        1.58           24,972        0.79
    U.K.                                     -           -            2,134        0.17            9,582        0.30
    China                                    -           -            1,222        0.10            3,569        0.11
    Vietnam                                  -           -              445        0.04           12,867        0.41
    Other                                    -           -            1,067        0.09              852        0.03
                                  ------------- -----------    -------------  ----------    -------------  ----------
                                  W  1,038,868      100.00     W  1,236,354      100.00     W  3,162,571      100.00
                                  ============= ===========    =============  ==========    =============  ==========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(15) Guarantees and Acceptances, Continued

     (d) The guarantees and acceptances provided by consumer as of December 31, 2004 and 2003 are as follows:

                                                                                  (in millions of Won, except ratio)

                                                                         2004
                                  -----------------------------------------------------------------------------------
                                        Guarantees and acceptances outstanding in
                                  ------------------------------------------------------    Contingent guarantees and
                                            Won                   Foreign currencies               acceptances
                                  -------------------------    -------------------------    -------------------------
                                    Balance      Ratio (%)       Balance       Ratio (%)      Balance       Ratio (%)
                                  ------------- -----------    -------------  ----------    -------------  ----------
   Corporate                      W  1,066,835       98.15     W  1,372,446       99.89     W  3,410,728       98.85
   Household                            18,726        1.72            1,426        0.11              352        0.01
   Public and other                      1,421        0.13               35           -           39,250        1.14
                                  ------------- -----------    -------------  ----------    -------------  ----------
                                  W  1,086,982      100.00     W  1,373,907      100.00     W  3,450,330      100.00
                                  ============= ===========    =============  ==========    =============  ==========

                                                                                  (in millions of Won, except ratio)

                                                                         2003
                                  -----------------------------------------------------------------------------------
                                        Guarantees and acceptances outstanding in
                                  ------------------------------------------------------    Contingent guarantees and
                                            Won                   Foreign currencies               acceptances
                                  -------------------------    -------------------------    -------------------------
                                    Balance      Ratio (%)       Balance       Ratio (%)      Balance       Ratio (%)
                                  ------------- -----------    -------------  ----------    -------------  ----------
   Corporate                      W    983,361        94.65    W  1,232,823       99.71     W  3,081,786        97.45
   Household                             1,410         0.14           1,575        0.13           78,339         2.48
   Public and other                     54,097         5.21           1,956        0.16            2,446         0.08
                                  ------------- -----------    -------------  ----------    -------------  ----------
                                  W  1,038,868       100.00    W  1,236,354      100.00     W  3,162,571       100.00
                                  ============= ===========    =============  ==========    =============  ==========


     (e) The allowances for losses on guarantees and acceptances provided according to the same credit risk classifications on loans as of December 31, 2004 and 2003 are as follows:

                                                                                  (in millions of Won, except ratio)

                                                                   2004
                       ----------------------------------------------------------------------------------------------
                                                                                          Estimated
                           Normal        Precautionary   Substandard      Doubtful           loss         Total
                       ---------------  --------------  --------------  --------------  ------------- ---------------
   Guarantees and acceptances in Won

     Balance           W      944,973         141,524             406              39             40       1,086,982
     Allowances                     -          26,001              81              36             40          26,158
                       ---------------  --------------  --------------  --------------  ------------- ---------------

     Ratio (%)                      -               -           20.00   50.00 - 95.00         100.00            2.41
                       ---------------  --------------  --------------  --------------  ------------- ---------------

   Guarantees and acceptances in foreign currencies

     Balance           W    1,334,119          35,511           2,469               2          1,806       1,373,907
     Allowances                     -           8,435             493               2          1,806          10,736
                       ---------------  --------------  --------------  --------------  ------------- ---------------
     Ratio (%)                      -               -           20.00   50.00 - 95.00         100.00            0.78
                       ---------------  --------------  --------------  --------------  ------------- ---------------

   Total guarantees and acceptances

     Balance         W      2,279,092         177,035           2,875              41          1,846       2,460,889
     Allowances                     -          34,436             574              38          1,846          36,894
                       ---------------  --------------  --------------  --------------  ------------- ---------------
     Ratio (%)                      -               -           20.00   50.00 - 95.00         100.00            1.50
                       ===============  ==============  ==============  ==============  ============= ===============

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(15) Guarantees and Acceptances, Continued

                                                                                  (in millions of Won, except ratio)

                                                                   2003
                       ----------------------------------------------------------------------------------------------
                                                                                           Estimated
                           Normal        Precautionary   Substandard      Doubtful            loss         Total
                       ---------------  --------------  --------------  --------------  ------------- ---------------
   Guarantees and acceptances in Won

     Balance           W      890,423           5,722         140,591           1,901            231       1,038,868
     Allowances                     -               -          32,039           1,000            231          33,270
                       ---------------  --------------  --------------  --------------  ------------- ---------------
     Ratio (%)                      -               -           22.79           52.60         100.00            3.20
                       ---------------  --------------  --------------  --------------  ------------- ---------------

   Guarantees and acceptances in foreign currencies

     Balance           W    1,159,864          56,471          17,779             144          2,096       1,236,354
     Allowances                     -          18,338           3,556             138          2,096          24,128
                       ---------------  --------------  --------------  --------------  ------------- ---------------
     Ratio (%)                      -           32.47           35.72           95.00         100.00            1.95
                       ---------------  --------------  --------------  --------------  ------------- ---------------

   Total guarantees and acceptances

     Balance           W    2,050,287          62,193         158,370           2,045          2,327       2,275,222
     Allowances                     -          18,338          35,595           1,138          2,327          57,398
                       ---------------  --------------  --------------  --------------  ------------- ---------------

     Ratio (%)                      -           29.49           22.48           55.65         100.00            2.52
                       ===============  ==============  ==============  ==============  ============= ===============


(16) Pledged assets

     Assets pledged as collateral as of December 31, 2004 and 2003 are as follows:

                                                                                                  (in millions of Won)

            Accounts                      2004           2003                   Related transactions for
--------------------------------      -------------  ------------- ----------------------------------------------------
Cash and due from banks               W  6,805,728      6,884,465  Borrowings, derivatives and settlements
Securities                                   5,440          9,254  Credit card loans and beneficiary certificates
Land and buildings                         176,443        121,823  Collaterals
                                      -------------  -------------
                                      W  6,987,611      7,015,542
                                      =============  =============


(17) Insured assets

     Details of insured assets as of December 31, 2004 and 2003 are as follows:

                                                                                                  (in millions of Won)

              Assets insured                                                                  2004           2003
------------------------------------------                                               --------------- --------------
Cash                                                                                     W       23,415         16,288
Tangible assets used in operations                                                              849,249      1,195,239
Other tangible assets                                                                           140,437         27,748
                                                                                         --------------- --------------
                                                                                         W    1,013,101      1,239,275
                                                                                         =============== ==============

     In addition, the Consolidated Company maintains fire insurance for its assets, key employees' indemnity insurance, workers' compensation insurance for its employees and other insurance policies covering loss and liability arising from accidents.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(18) Foreign Currency Denominated Assets and Liabilities

     Assets and liabilities denominated in foreign currency as of December 31, 2004 and 2003 are as follows:

                                                              Foreign currency                   Equivalent Won
                                                       -----------------------------     ------------------------------
                                                             2004           2003               2004          2003
                                                       --------------   ------------     --------------    ------------
Assets:

   Cash and due from banks                             $      852,668        463,782     W      903,550        555,520
   Securities                                                 999,203      1,336,616          1,042,476      1,600,000
   Loans                                                   12,217,602     12,018,177         12,755,773     14,395,371
   Other assets                                             1,637,531        123,287          1,709,260        147,673
                                                       --------------     ----------     --------------     ----------
                                                       $   15,707,004     13,941,862     W   16,411,059     16,698,564
                                                       ==============     ==========     ==============     ==========

Liabilities:

   Deposits                                            $    4,493,266      4,117,885     W    4,702,413      4,932,403
   Borrowings                                               6,885,843      7,308,075          7,229,151      8,753,612
   Debentures                                               2,052,540      1,328,370          2,142,441      1,591,121
   Other liabilities                                        1,808,127        177,590          1,887,322        212,719
                                                       --------------     ----------     --------------     ----------
                                                       $   15,239,776     12,931,920     W   15,961,327     15,489,855
                                                       ==============     ==========     ==============     ==========

(19) Capital Stock

     (a) Details of preferred stocks issued as of December 31, 2004 are as follows:

                                         Number of         Predetermined               Redeemable period
                                          shares         dividend rate (%)
                                         -----------     -----------------     ---------------------------------
   Redeemable preferred stock:

        Series 1                           9,316,792           4.04            August 19, 2004 - August 18, 2006
        Series 2                           9,316,792           4.04            August 19, 2005 - August 18, 2007
        Series 3                           9,316,792           4.04            August 19, 2006 - August 18, 2008
        Series 4                           9,316,792           4.04            August 19, 2007 - August 18, 2009
        Series 5                           9,316,793           4.04            August 19, 2008 - August 18, 2010
        Series 6                           3,500,000           7.00             July 19, 2006 - August 18, 2006
        Series 7                           2,433,334           7.46             July 19, 2008 - August 18, 2008
        Series 8                              66,666           7.86             July 19, 2010 - August 18, 2010
                                         -----------
                                          52,583,961

   Redeemable convertible preferred stock:

        Series 9 (*)                      44,720,603           2.02            August 19, 2006 - August 18, 2008
                                         -----------
                                          97,304,564
                                         ===========

   (*)   Based on initial issuance price

   (**)  Convertible period:         August 19, 2004 - August 18, 2007
         Conversion ratio:           1 common share to 1 preferred share
         Conversion price in Won:    W18,086

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(19) Capital Stock, Continued

     (b) Details of changes in capital stock for the years ended December 31, 2004 and 2003 are as follows:

                                                                                        Number of          Capital
                                                                                          shares            stock
                                                                                       -----------        ---------
   Balance at beginning of the year - January 1, 2003                                  292,361,125        1,461,806

   Redeemable preferred stock issued:
     Series 1 to 5                                                                      46,583,961          232,920
     Series 6 to 8                                                                       6,000,000           30,000
   Redeemable convertible preferred stock issued:
     Series 9                                                                           44,720,603          223,603
   Common stock issued                                                                   1,864,065            9,320
   Common stock acquired in exchange for shares in Chohung Bank                            176,110              881
                                                                                       -----------        ---------

   Balance at end of the year - December 31, 2003                                      391,705,864        1,958,530

   Common stock acquired in exchange for shares in Chohung Bank                         14,682,590           73,412
   Common stock acquired in exchange for shares in
       Goodmorning Shinhan Securities                                                   10,235,121           51,176
                                                                                       -----------        ---------
   Balance at end of the year - December 31, 2004                                      416,623,575        2,083,118
                                                                                       ===========        =========


(20) Consolidated Capital Adjustments

     Consolidated capital adjustments as of December 31, 2004 and 2003 consist of the following:

                                                                     (in millions of Won and thousands of U.S. dollars)

                                                                       Won                    U.S. dollars (Note 2)
                                                         -----------------------------   ----------------------------
                                                                2004           2003            2004           2003
                                                         ---------------   -----------   --------------    ----------
Treasury stock                                           W      (203,570)     (391,300)  $     (195,028)     (374,880)

Unrealized gain (loss) on securities:

  Available-for-sale securities                                  497,697      (135,885)         476,813      (130,183)
  Investment securities accounted for
     under the equity method                                        (642)          137             (614)          131
                                                          --------------      --------   --------------      --------
                                                                 497,055      (135,748)         476,199      (130,052)
Stock options: (note 21)

  Options granted by Shinhan Financial Group                       8,179         9,626            7,836         9,222
  Options granted by the subsidiaries                                463           926              443           887
                                                          --------------      --------   --------------      --------
                                                                   8,642        10,552            8,279        10,109
Valuation gain on derivatives                                         95             -               91             -
Cumulative effects on foreign currency
     translation adjustments                                     (21,261)       15,035          (20,369)       14,404
                                                          --------------      --------   --------------      --------
                                                          W      280,961      (501,461)  $      269,172      (480,419)
                                                          ==============      ========   ==============      ========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(20) Consolidated Capital Adjustments, Continued

     Chohung Bank and Goodmorning Shinhan Securities purchased 8,985,567 shares and 1,444 shares of their respective common stock from dissenting shareholders, who were against the shares exchange for the integration of the merged entity with Shinhan Financial Group. Those shares were subsequently exchanged to common stock of Shinhan Financial Group and became the treasury stock of Shinhan Financial Group as of December 31, 2004.

     The treasury stocks held by Shinhan Bank is 29,873,295 shares as of December 31, 2003, and on March 3, 2004, Shinhan Bank sold those treasury stocks through after-hour block trading.


(21) Stock Options

     The stock options consist of the Consolidated Company's stock options, which were granted to the personnel of the Consolidated Company, and the subsidiaries' stock options, which were granted to the personnel of the subsidiaries. As of December 31, 2004, details of the stock options granted by Shinhan Financial Group under a resolution at the Board of Directors' meeting are as follows:

     (a)  Details of Shinhan Financial Group's stock options

          Grant date                      March 25, 2004                May 15, 2003              May 22, 2002
     ---------------------           -----------------------       ---------------------      --------------------
     Shares granted                         1,301,600 shares            1,156,300 shares          1,004,200 shares
     Share expired to date                     64,421 shares              157,868 shares            139,610 shares
                                     -----------------------       ---------------------      --------------------

     Shares outstanding                     1,237,179 shares              998,432 shares            864,590 shares
     Type of stock options                Stock grant or              Stock grant or           Price compensation
                                        price compensation          price compensation
     Exercise price (Won)                           W21,595                     W11,800                   W18,910
     Exercise period                  Within 3 years after 2      Within 4 years after 2     Within 4 years after 2
                                       years from grant date      years from grant date      years from grant date
     Forfeited period                      After 5 years               After 6 years              After 6 years
                                          from grant date             from grant date            from grant date

     (b) The Consolidated Company calculated stock compensation costs using the fair value method for stock grant and details are as follows:

                  Grant date                         March 25, 2004          May 15, 2003           May 22, 2002
     -----------------------------------             --------------          ------------           ------------
     Risk-free interest rate                               4.39%                  4.25%                    -
     Expected exercise period                            3.5 years               4 years                   -
     Expected stock price volatility                      19.85%                 22.11%                    -
     Expected dividend yield                                0%                     0%                      -
     Expected ratios of no-exercise                         0%                     0%                      -
     Weighted average fair value in Won                   W7,696                W5,292                     -

     With respect to the stock options granted on May 22, 2002, the Consolidated Company decided to pay the difference between the market price and the exercise price in cash for the year ended December 31, 2004. As a result, the Consolidated Company determined to apply intrinsic value method to those stock options, and W6,113 million of accounts receivable and W1,581 million of stock compensation costs decreased for the year ended December 31, 2004.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(21) Stock Options, Continued

     (c) Changes in stock compensation costs for the year ended December 31, 2004 are as follows:

                                                                                                 (in millions of Won)

        Grant date                Stock compensation cost                      Personnel of               Total
                                                                          Shinhan
                                                                         Financial
                                                                           Group        subsidiaries
   ---------------------- ----------------------------------------     -------------- --------------- ---------------
   March 25, 2004         Incurred during the year                     W          -               -               -
                          Incurred during the year                              935           2,850           3,785
                          To be recorded in subsequent years                  1,394           4,343           5,737

   May 15, 2003           Recorded at beginning of the year                     442           1,489           1,931
                          Incurred during the year                              593           1,871           2,464
                          To be recorded in subsequent years                    213             676             889

   May 22, 2002           Recorded at beginning of the year                   1,581           6,113           7,694
                          Incurred during the year                             (917)         (3,730)         (4,647)
                          To be recorded in subsequent years                      -               -               -


(22) General and Administrative Expenses

     General and administrative expenses for the years ended December 31, 2004 and 2003 consist of the following:

                                                                     (in millions of Won and thousands of U.S. dollars)

                                                                      Won                      U.S. dollars (Note 2)
                                                           --------------------------     ----------------------------
                                                               2004          2003              2004          2003
                                                        ---------------    ----------     -------------   ------------
Salaries and wages                                      W       844,061       514,794     $     808,642        493,192
Provision for retirement and severance benefits                  93,231        46,003            89,319         44,073
Other employees benefits                                        312,053       179,065           298,959        171,551
Rent                                                             77,261        47,598            74,019         45,601
Entertainment                                                    20,503        13,665            19,643         13,092
Depreciation                                                    182,349       139,486           174,697        133,633
Amortization                                                     88,456        43,269            84,744         41,453
Tax and dues                                                    100,255        53,815            96,048         51,557
Advertising                                                      62,300        42,922            59,686         41,120
Other                                                           407,418       267,522           390,322        256,296
                                                        ---------------    ----------     -------------   ------------
                                                        W     2,187,887     1,348,139     $   2,096,079      1,291,568
                                                        ===============    ==========     =============   ============

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(23) Income Taxes

     (a) The Consolidated Company is subject to a number of income taxes based on taxable income which result in the following normal tax rates:

                      Taxable income                                         Prior to 2005            Thereafter
                    ------------------                                     ----------------         -------------
                    Up to W100 million                                          16.5%                   14.3%
                    Over W100 million                                           29.7%                   27.5%

     In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate will be reduced from 29.7% to 27.5%.

     The components of income tax expenses for the years ended December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                                                                                            2004            2003
                                                                                        ------------     ----------
   Current income taxes                                                                 W    386,377        230,259

   Changes in deferred taxes:
      Temporary differences                                                                 (173,148)        (3,100)
      Tax loss carryforwards                                                                    (577)        26,788
                                                                                        ------------     ----------
                                                                                        W    212,652        253,947
                                                                                        ============     ==========

     (b) Reconciliation of accounting income and taxable income for the years ended December 31, 2004 and 2003 are as follows

                                                                                                (in millions of Won)

                   Description                                 Temporary difference         Permanent difference
                                                          ----------------------------   --------------------------
                                                                2004           2003          2004           2003
   ---------------------------------------------          -------------    -----------   -----------    -----------
   Addition                                               W   3,347,103      1,198,264     1,087,347              -
   Deduction                                                  3,550,292      1,485,397       434,945        238,742
                                                          -------------    -----------   -----------    -----------
                                                          W    (203,189)      (287,133)      652,402       (238,742)
                                                          =============    ===========   ===========    ===========

     (c) Effective tax rates for the years ended December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                 Description                                                                2004              2003
   ----------------------------                                                         -------------     ----------
   Income taxes                                                                         W     212,652        253,947
   Earnings before income taxes                                                         W   1,333,781        630,979

   Effective income tax rate (%)                                                               15.94%         40.25%

     (d) For the years ended December 31, 2004, the Consolidated Company account for W67,776 million of income tax expense currently payable, which is reflected in the balance sheet as a deduction from stockholders' equity, with respect to gain from disposition of treasury stocks.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(23) Income Taxes, Continued

     (e) Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2004 and 2003 are as follows:

                                                                                                 (in millions of Won)

                                                                                         2004
                                                               ----------------------------------------------------
                                                                   Beginning    Increase     Decrease      Ending
                                                                    balance                                balance
                                                               -------------   ----------   ----------   ----------
     Deductible temporary differences:

        Securities                                             W     431,991            -      422,101        9,890
        Impairment loss on securities                                791,786      611,924            -    1,403,710
        Unrealized loss on securities                                 36,344      111,424            -      147,768
        Retirement and severance benefits                             93,656       12,658            -      106,314
        Bad debts                                                    467,403      108,015            -      575,418
        Stock compensation costs                                       7,324        1,035            -        8,359
        Restructured loans                                           262,845      176,287            -      439,132
        Allowance for losses on guarantees and acceptances            68,282            -       68,282            -
        Other                                                        275,963      457,428       21,212      712,179
                                                               -------------   ----------   ----------   ----------
                                                                   2,435,594    1,478,771      511,595    3,402,770
                                                               -------------   ----------   ----------   ----------

     Taxable temporary differences:

        Securities                                                    22,281       67,246        1,877       87,650
        Unrealized loan on securities                                845,450    1,131,935            -    1,977,385
        Accrued income                                               333,152            -       92,261      240,891
        Group retirement and severance benefits                       89,572       10,856            -      100,428
        Other                                                         84,295      115,048       61,720      137,623
                                                               -------------   ----------   ----------   ----------
                                                                   1,374,750    1,325,085      155,858    2,543,977
                                                               -------------   ----------   ----------   ----------
                             Net (*)                               1,060,844      153,686      355,737      858,793

     Addition/Deduction:
       Unrealized gain from valuation under the equity
         method (**)                                                 386,200                              1,017,503
       Tax effects on subsidiaries (***)                          (1,193,691)                              (984,411)
                                                               -------------                             ----------
     Realizable temporary differences                                253,353                                891,885
     Tax effect of cumulative temporary difference                    71,165                                244,568
     Tax effect of cumulative temporary differences                    5,745                                  4,641
           in overseas subsidiaries
     Donation in excess of deductible limit                               93                                    942
     Tax effects of tax loss carryforwards                             1,098                                  1,675
                                                               -------------                             ----------
     Net deferred tax assets (****)                            W      78,101                                251,826
                                                               =============                             ==========

     (*) W1,006 million and W132 million of temporary differences arising from consolidation of Shinhan Macquarie and Shinhan Credit Information is included.

     (**) Tax effects on valuation gain under the equity method are not recognized due to uncertainty of realization of deferred income taxes for each subsidiary.

     (***)    Tax effects of W (-)40 million in Shinhan Financial Group,
              W (-)77,408 million in Shinhan Bank, W1,019,785 million in Chohung Bank, W37,035 million in Shinhan Card, W6,644 million in Jeju Bank and W (-)1,605 million in SH&C Life Insurance are not recognized due to uncertainty of realization in the near future or offset to tax loss carryforwards.

     (****)   The amount consists of deferred tax asset of W251,826 million.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(23) Income Taxes, Continued

                                                                                                 (in millions of Won)

                                                                                         2003
                                                                ---------------------------------------------------
                                                                   Beginning    Increase     Decrease      Ending
                                                                    balance                                balance
                                                                ------------   ----------   ----------   ----------
     Deductible temporary differences:

        Securities                                              W    252,422      185,135        5,566      431,991
        Impairment loss on securities                                278,886      512,900            -      791,786
        Unrealized loss on securities                                 19,897       16,447            -       36,344
        Retirement and severance benefits                             68,295       25,361            -       93,656
        Bad debts                                                    160,954      306,449            -      467,403
        Stock compensation costs                                       2,347        4,977            -        7,324
        Restructured loans                                             8,244      254,601            -      262,845
        Allowance for losses on guarantees and acceptances            35,359       32,923            -       68,282
        Other                                                         35,296      251,728       11,061      275,963
                                                                ------------   ----------   ----------   ----------
                                                                     861,700    1,590,521       16,627    2,435,594
                                                                ------------   ----------   ----------   ----------
     Taxable temporary differences:

        Securities                                                    25,470            -        3,189       22,281
        Unrealized loan on securities                                450,866      394,584            -      845,450
        Accrued income                                               219,612      113,540            -      333,152
        Group retirement and severance benefits                       59,749       29,823            -       89,572
        Other                                                         16,326       70,586        2,617       84,295
                                                                ------------   ----------   ----------   ----------
                                                                     772,023      608,533        5,806    1,374,750
                                                                ------------   ----------   ----------   ----------
                             Net (*)                                  89,677      981,988       10,821    1,060,844

     Addition/Deduction:
       Unrealized gain from valuation under the equity
         method (**)                                                 206,689                                386,200
       Tax effects on subsidiaries (***)                             (47,534)                            (1,193,691)
                                                                ------------                             ----------
     Realizable temporary differences                                248,832                                253,353
     Tax effect of cumulative temporary difference                    73,903                                 71,165
     Tax effect of cumulative temporary differences                        -                                  5,745
           in overseas subsidiaries
     Donation in excess of deductible limit                                -                                     93
     Tax effects of tax loss carryforwards                            27,886                                  1,098
                                                                ------------                             ----------
     Net deferred tax assets (****)                             W    101,789                                 78,101
                                                                ============                             ==========

     (*) W1,258,300 million of temporary differences arising from the acquisition of Chohung Bank in August, 2003, is included.

     (**) Tax effects on valuation gain under the equity method are not recognized due to uncertainty of realization of deferred income taxes for each subsidiary.

     (***) Tax effects of W (18,566) million in Shinhan Financial Group, W1,205,483 million in Chohung Bank, W7,066 million in Shinhan Card and W (292) million in SH&C Life Insurance are not recognized due to uncertainty of realization in the near future or offset to tax loss carryforwards.

     (****) The amount consists of deferred tax asset of W78,135 million and deferred tax liability of W34 million.

     (*****) Shinhan Bank has an asset revaluation gain on land amounting to W77,436 million as of December 31, 2003. However, the tax effect is not recognized because of uncertainty of its realization in the near future.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(24) Earnings Per Share

     (a)  Basic earnings per share

          Earnings per common share are calculated by dividing net income by the weighted average number of shares of common stock outstanding. Earnings per share for the years ended December 31, 2004 and 2003 are computed as follows:

                                                                                  (in millions of Won, except shares)

                                                                                           2004          2003 (*)
                                                                                      --------------    ------------
   Net income for year                                                                W    1,050,295         362,988
   Plus: extraordinary loss (gain)                                                                 -               -
   Less: dividends on preferred stock                                                        115,141          83,397
                                                                                      --------------    ------------
   Ordinary income available for common stock                                                935,154         279,591
   Weighted average number of shares outstanding in shares                               292,467,357     262,983,207
                                                                                      --------------    ------------
   Ordinary income per share in Won and U.S. dollars                                  W        3,197           1,063
                                                                                      ==============    ============
   Net earnings per share in Won and U.S. dollars                                     W        3,197           1,063
                                                                                      ==============    ============

     (b)  Diluted earnings per share

          For the year ended December 31, 2004, if convertible preferred stock exercised, 46,956,214 shares of common stocks would be issued, and if preferred stock converted into common stock on issue date, weighted average number of common shares outstanding is 337,600,441.

          For the year ended December 31, 2003, if convertible preferred stock exercised, 46,832,967 shares of common stocks would be issued, respectively, and if preferred stock and stock options converted into common stock on issue date, weighted average number of common shares outstanding is 279,523,704.

          Details of diluted ordinary / net earnings per share due to dilutive effect for the year ended December 31, 2004 and 2003 are as follows:

                                                                                  (in millions of Won, except shares)

                                                                                           2004          2003 (*)
                                                                                      --------------   -------------
   Ordinary income available for common stock                                         W      935,154         279,591
   Plus: dividends on preferred stock                                                         16,338           6,043
         stock compensation costs                                                                583               -
                                                                                      --------------   -------------
   Diluted ordinary income and net earnings                                                  952,075         285,634

   Weighted average number of common shares outstanding in shares                        337,600,441     279,523,704
                                                                                      --------------   -------------
   Diluted ordinary income per share in Won                                           W        2,820           1,022
                                                                                      --------------   -------------
   Diluted net earnings per share in Won                                              W        2,820           1,022
                                                                                      ==============   =============

     (c)  Securities applicable to common shares

                                                  Convertible (exercisable) period                Number of shares
                                                                                                    to be issued
                                                 ----------------------------------             --------------------
   Preferred convertible shares                  August 19, 2004 - August 18, 2007                        44,720,603
   Stock options                                    May 15, 2005 - June 15, 2009                             998,432
                    "                              March 26, 2006 - March 25, 2009                         1,237,179
                                                                                                --------------------
                                                                                                          46,956,214
                                                                                                ====================

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(24) Earnings Per Share, Continued

     (d)  (Diluted) earnings per share for each quarters in 2004 are as follows:

                                                                                                             (in Won)

                                                                              Quarter ended
                                                      -----------------------------------------------------------------
                                                        March 31,        June 30,       September 30,      December 31,
                                                          2004             2004             2004              2004
                                                      -----------        --------       -------------      ------------
   Earnings per share                                 W     429             1,003               984              753
   Diluted earnings per share                               381               881               867              669


(25) Dividends

     (a) Dividends for the years ended December 31, 2004 and 2003 are calculated as follow:

                                                                               (in millions of Won, except per share)

                                                                                      2004
                                                                 ---------------------------------------------------
                                                                     Common       Preferred shares        Total
                                                                     shares
                                                                 -------------    ---------------      -------------
   Total number of share issued and outstanding                    319,319,011         97,304,564        416,623,575
   Shares excluded (*)                                               8,987,011                  -          8,987,011
                                                                 -------------     --------------      -------------
                                                                   310,332,000         97,304,564        407,636,564
   Face value per share in Won                                           5,000              5,000              5,000
   Dividend per share in Won (rate per share) (**)               W    750 (15%)     1,183 (23.66%)       853 (17.06%)
                                                                 -------------     --------------      -------------
   Dividends                                                     W     232,749            115,141            347,890
                                                                 =============     ==============      =============

     (*) Dividends on shares held by subsidiaries as of December 31, 2004 are not paid.

     (**) Dividends per share on preferred stock are weighted average amount and details are as follows:

                                                                               (in millions of Won, except per share)

                                                       Number of      Dividends per     Dividend rate     Dividends
                                                        shares        share in Won      per share (%)
                                                     -----------      -------------     -------------     ----------
        Redeemable preferred stock:

             Series 1                                  9,316,792           730.674            14.61            6,807
             Series 2                                  9,316,792               "                "              6,807
             Series 3                                  9,316,792               "                "              6,807
             Series 4                                  9,316,792               "                "              6,807
             Series 5                                  9,316,793               "                "              6,808
             Series 6                                  3,500,000            10,500           210.00           36,750
             Series 7                                  2,433,334            11,190           223.80           27,230
             Series 8                                     66,666            11,790           235.80              786
                                                      ----------         ---------        ---------       ----------
                                                      52,583,961                                              98,802

        Redeemable convertible preferred stock:

             Series 9                                 44,720,603           365.337             7.31           16,339
                                                      ----------         ---------        ---------       ----------
                                                      97,304,564                                             115,141
                                                      ==========                                          ==========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(25) Dividends, Continued

                                                                                 (in millions of Won, except per share)

                                                                                          2003
                                                                   ---------------------------------------------------
                                                                       Common            Preferred            Total
                                                                       shares             shares
                                                                   -------------        -----------       ------------
   Total number of share issued and outstanding                      294,401,300         97,304,564        391,705,864
   Shares excluded (*)                                                29,873,359                  -         29,873,359
                                                                   -------------        -----------       ------------
                                                                     264,527,941         97,304,564        361,832,505
   Face value per share in Won                                             5,000              5,000              5,000
   Dividend per share in Won (rate per share) (**)                 W    600 (12%)        857(17.14%)       669 (13.38%)
                                                                   -------------        -----------       ------------
   Dividends                                                       W     158,717             83,397            242,114
                                                                   =============        ===========       ============


     (*) Dividends on shares held by subsidiaries as of December 31, 2003 are not paid.

     (**) Dividends per share on preferred stock are weighted average amount and details are as follows:


                                                                                 (in millions of Won, except per share)

                                                     Number of      Dividends per      Dividend rate     Dividends
                                                       shares       share in Won       per share (%)
                                                     -----------    -------------      -------------     ------------
        Redeemable preferred stock:

             Series 1                                  9,316,792              270              5.40             2,518
             Series 2                                  9,316,792              270              5.40             2,518
             Series 3                                  9,316,792              270              5.40             2,518
             Series 4                                  9,316,792              270              5.40             2,518
             Series 5                                  9,316,793              270              5.40             2,518
             Series 6                                  3,500,000           10,500             210.0            36,750
             Series 7                                  2,433,334           11,190             223.8            27,229
             Series 8                                     66,666           11,790             235.8               786
                                                     -----------                                         ------------
                                                      52,583,961                                               77,355

        Redeemable convertible preferred stock:

             Series 9                                 44,720,603              135               2.70            6,042
                                                     -----------                                         ------------
                                                      97,304,564                                               83,397
                                                     ===========                                         ============

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(25) Dividends, Continued

     (b) Payout ratios for the years ended December 31, 2004 and 2003 are calculated as follows:

                                                                              (in millions of Won, except payout ratio)

                                                   2004                                        2003
                              --------------------------------------------  ------------------------------------------
                                Common shares    Preferred       Total      Common shares    Preferred       Total
                                                  shares                                      shares
                              ---------------   ------------   -----------  -------------    -----------    ----------
     Dividends in Won         W       232,749        115,141       347,890        158,717         83,397       242,114
     Net earning in Won       W       935,154        115,141     1,050,295        279,591         83,397       362,988

     Payout ratios (%)                  24.89                        33.12          56.77                        66.70

     (c) Dividend yields on common shares for the years ended December 31, 2004 and 2003 are calculated as follows:

                                                                                      (in Won, except dividends yields)

                                                                                               2004           2003
                                                                                         -------------     ----------
     Dividends per share in Won                                                          W         750            600
     Stock price in Won at the balance sheet date                                        W      22,840         18,513
                                                                                         -------------     ----------
     Dividends yields (%)                                                                         3.28           3.24


(26) Statements of Cash Flows

     (a) Cash and cash equivalents as of December 31, 2004 and 2003 in statements of cash flows are equivalent to cash and due from banks on the balance sheets.

     (b) Significant transactions not involving cash inflows or outflows for the years ended December 31, 2004 and 2003 are as follows:

                                                                                                  (in millions of Won)

                                                                                                 2004         2003
                                                                                            ------------   -----------
     Acquisition of equities in subsidiaries through share exchange                         W    526,798       929,559
     Changes in unrealized gain/loss on available-for-sale securities                            633,580        69,698
     Reclassification of available-for-sale securities to held to maturity securities             25,443             -
     Reclassification of loans to loans convertible into equity securities                             -        38,545
     Reclassification of loans convertible into equity securities to
        available-for-sale securities                                                            137,338       127,907
     Changes in consolidated retained earnings                                                    65,387        10,848
     Reclassification of advance payments to financing leases                                    215,224       250,847
     Reclassification of advance payments to operating lease assets                                9,670        12,455
     Contingent consideration for equity acquisition recorded as accounts payable                166,516             -

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(27) Derivatives

     (a) Details of unsettled derivative instruments as of December 31, 2004 and 2003 are as follows:

                                                                                                  (in millions of Won)
                                                                                               2004
                                                                           -------------------------------------------
                                                                              Trading         Hedge          Total
                                                                           -------------   ------------   ------------
     Currency related                   Forwards                           W  29,557,248      1,673,669     31,230,917
                                        Swap                                   6,151,203        579,547      6,730,750
                                        Options bought                         2,551,206              -      2,551,206
                                        Options sold                           1,982,251              -      1,982,251
                                                                           -------------   ------------   ------------
                                                                              40,241,908      2,253,216     42,495,124
                                                                           -------------   ------------   ------------
     Interest rate related              Futures bought                           167,398          3,131        170,529
                                        Futures sold                             381,979          3,131        385,110
                                        Options bought                            20,000              -         20,000
                                        Options sold                              28,300              -         28,300
                                        Swap                                  26,783,764      3,184,450     29,961,952
                                        Government bonds                          56,074              -         56,074
                                                                           -------------   ------------   ------------
                                                                              27,437,515      3,184,450    30,6621,965
                                                                           -------------   ------------   ------------
     Stock price index related          Futures                                  103,904              -        103,904
                                        Options bought                           618,883              -        618,883
                                        Options sold                             628,480              -        628,480
                                        Equity linked securities                 266,850              -        266,850
                                        Warrants                                 262,943              -        262,943
                                                                           -------------   ------------   ------------
                                                                               1,881,060              -      1,881,060
                                                                           -------------   ------------   ------------
     Other                                                                       312,925              -        312,925
                                                                           -------------   ------------   ------------
                                                                           W  69,873,408      5,437,666     75,311,074
                                                                           =============   ============   ============


                                                                                                  (in millions of Won)
                                                                                               2003
                                                                           -------------------------------------------
                                                                              Trading         Hedge          Total
                                                                           -------------   ------------   ------------
     Currency related                   Forwards                           W  14,840,784        351,365     15,192,149
                                        Futures                                   47,550              -         47,550
                                        Swap                                   3,644,048         18,039      3,662,087
                                        Options bought                           271,465              -        271,465
                                        Options sold                             265,730              -        265,730
                                                                           -------------   ------------   ------------
                                                                              19,069,577        369,404     19,438,981
                                                                           -------------   ------------   ------------
     Interest rate related              Futures                                  212,670          7,785        220,455
                                        Options bought                            70,000              -         70,000
                                        Options sold                              75,700              -         75,700
                                        Swap                                  12,535,881      2,835,600     15,371,481
                                        Government bonds                          50,189              -         50,189
                                                                           -------------   ------------   ------------
                                                                              12,944,440      2,843,385     15,787,825
                                                                           -------------   ------------   ------------
     Stock price index related          Futures                                  220,022              -        220,022
                                        Stock swap                                     2              -              2
                                        Options bought                           981,590        111,231      1,092,821
                                        Options sold                           1,047,973              -      1,047,973
                                        Equity linked securities                      21              -             21
                                        Warrants                                     367              -            367
                                                                           -------------   ------------   ------------
                                                                               2,249,975        111,231      2,361,206
                                                                           -------------   ------------   ------------
                                                                           W  34,263,992      3,324,020     37,588,012
                                                                           =============   ============   ============

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(27) Derivatives, Continued

     (b) Valuation on trading and hedging derivative instruments as of December 31, 2004 and 2003 are as follows:

                                                                                                  (in millions of Won)

                                                                                    2004
                                                      ----------------------------------------------------------------
                                                             Valuation gain (losses)                 Fair value
                                                      --------------------------------------  ------------------------
                                                        Trading       Hedge         Total       Assets     Liabilities
                                                      ----------   ----------     --------    ---------   ------------
     Currency related:

        Forwards                                      W  139,008            -       139,008     991,815       986,718
        Swap                                              26,079       (3,361)       22,718     428,513       360,883
        Options bought                                   (39,183)           -       (39,183)     62,597             -
        Options sold                                      (9,848)           -        (9,848)          -        89,540
                                                      ----------   ----------     ---------   ---------   -----------
                                                         116,056       (3,361)      112,695   1,482,925     1,437,141
                                                      ----------   ----------     ---------   ---------   -----------
     Interest rate related:

        Options bought                                     1,077            -         1,077          99             -
        Options sold                                      (1,113)           -        (1,113)          -            99
        Swap                                             (90,768)     (38,294)     (129,062)    221,415       184,782
        Government bonds                                      56            -            56           -             -
                                                      ----------   ----------     ---------   ---------   -----------
                                                         (90,748)     (38,294)     (129,042)    221,514       184,881
                                                      ----------   ----------     ---------   ---------   -----------
     Stock price index related:

        Futures                                           (6,751)           -        (6,751)          -             -
        Options bought                                     1,722            -         1,722      16,437             -
        Options sold                                      (2,621)           -        (2,621)          -        16,860
        Equity linked securities                          (4,464)           -        (4,464)          -             -
        Warrants                                           1,996            -         1,996           -             -
                                                      ----------   ----------     ---------   ---------   -----------
                                                         (10,118)           -       (10,118)     16,437        16,860

     Other                                                   582            -           582       1,662         1,710
                                                      ----------   ----------     ---------   ---------   -----------
                                                      W   15,772      (41,655)      (25,883)  1,722,538     1,640,592
                                                      ==========   ==========     =========   =========   ===========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(27) Derivatives, Continued

                                                                                                  (in millions of Won)

                                                                                    2003
                                                      ----------------------------------------------------------------
                                                             Valuation gain (losses)                 Fair value
                                                      -------------------------------------   ------------------------
                                                        Trading       Hedge         Total       Assets     Liabilities
                                                      -----------   ---------    ---------    --------    ------------
     Currency related:

        Forwards                                      W    (4,905)      1,826       (3,079)    146,208       157,678
        Swap                                               (3,785)     (1,769)      (5,554)     63,834        51,769
        Options bought                                        924           -          924       5,128             -
        Options sold                                       (1,134)          -       (1,134)          -         5,515
                                                      -----------   ---------    ---------    --------    ----------
                                                           (8,900)         57       (8,843)    215,170       214,962
                                                      -----------   ---------    ---------    --------    ----------
     Interest rate related:

        Options bought                                        763           -          763       1,225             -
        Options sold                                         (744)          -         (744)          -         1,176
        Swap                                              (22,526)    (18,583)     (41,109)    166,253       138,678
        Government bonds                                       57           -           57           -             6
                                                      -----------   ---------    ---------    --------    ----------
                                                          (22,450)    (18,583)     (41,033)    167,478       139,860
                                                      -----------   ---------    ---------    --------    ----------
     Stock price index related:

        Futures                                              (248)          -         (248)          -        10,542
        Shares swap                                           125           -          125           -           265
        Options bought                                     59,271      10,667       69,938     106,119             -
        Options sold                                      (63,731)          -      (63,731)          -       105,813
        Equity linked securities                            8,739           -        8,739         214             -
        Warrants                                             (812)          -         (812)     29,855             -
                                                      -----------   ---------    ---------    --------    ----------
                                                            3,344      10,667       14,011     136,188       116,620
                                                      -----------   ---------    ---------    --------    ----------
                                                      W   (28,006)     (7,859)     (35,865)    518,836       471,442
                                                      ===========   =========    =========    ========    ==========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(28) Commitments and Contingencies

     (a)  Acquisition of Chohung Bank

          On July 9, 2003, Shinhan Financial Group entered into an agreement with the Korea Deposit Insurance Corporation (the "KDIC") to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Pursuant to the agreement, Shinhan Financial Group would be required to pay contingent consideration to the KDIC in relation to the earnings in the future and changes in fair value of assets and liabilities of Chohung Bank and the details are as follows:



          o    Asset Indemnity Payment

               Amount:           W652,284 million - asset indemnity amount for corporate loans, returned KAMCO loans and credit card loans

               Payment date:     earlier of 60 days after the date asset indemnity is determined as of June 30, 2005 or the date as agreed on

               Interest:         4.3% per annum


          o    General Indemnity Payment

               Amount:           W166,516 million (deductible any amounts due and payable by the KDIC to Shinhan Financial
                                 Group in connection with the breach of representation or warranty)

               Payment date:     the second anniversary date of cash portion closing date

               Interest:         4.3% per annum


          o    Earn-Out Payment

               Amount:           20% of the total excess amount, which means net income of Chohung Bank for fiscal years of 2004, 2005 and 2006 in excess of W1,800 billion

               Payment date:     within 30 days after the date excess amount is determined for the fiscal year of 2006

          With regards to the General Indemnity clause in the Stock Purchase Agreement, eligibility of most of indemnifiable items expired during 2004 and as for the remaining items, indemnification appeared unlikely as of December 31, 2004. Accordingly, Shinhan Financial Group made an adjustment of W166,516 million to reflect the aforementioned General Indemnity Payment as an addition to goodwill. The other two contingent considerations are not included in the acquisition cost as the amount is not determinable.

     (b)  Guarantees and acceptances

          Guarantees and acceptances and commitments as of December 31, 2004 are summarized as follows:

                                                                                                  (in millions of Won)

     Guarantees and acceptances outstanding                                                            W     2,460,889
     Contingent guarantees and acceptances                                                                   3,450,330
     Commitments                                                                                             3,877,356
     Endorsed bills                                                                                          5,084,322

     The Consolidated Company pledged its three notes amounting to W925 million to financial institutions as collateral for borrowings.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(28) Commitments and Contingencies, Continued

     (c)  Litigation

          As of December 31, 2004, the Consolidated Company has 190 pending lawsuits as a defendant (total amount: W832,209 million). It is in the opinion of Shinhan Financial Group's management, based on current knowledge and after consultation with external counsel, that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial statements.

     (d) Loans and securities related to companies involved in bankruptcy proceedings, composition proceedings or workout programs with creditors

          As of December 31, 2004, the Consolidated Company and its subsidiaries are holding loans (including guarantees) provided to and securities issued by companies involved in bankruptcy proceedings, composition proceedings or workout programs with creditors amounting to W2,140,287 million. The Consolidated Company recorded an allowance for losses on these loans and incurred valuation losses on these securities in accordance with accounting principles generally accepted in the Republic of Korea. However, the ultimate recoverability of these loans and securities will depend on the terms of the companies' restructuring plans approved by the bankruptcy court or the creditors and the success of the companies in implementing the plans. The ultimate outcome of this matter cannot presently be determined.

     (e) Loans sold under repurchase agreements to Korea Asset Management Corporation

          As of December 31, 2004, the Consolidated Company have outstanding loans, which were transferred to the Korea Asset Management Corporation ("KAMCO") and are subject to be repurchased when certain conditions are met, amounting to W23,279 million. Related to these outstanding loans, those subsidiaries established W17,001 million of an allowance for loan losses as of December 31, 2004. However, additional gains or losses will be recorded upon repurchase of or settlement for the loans by KAMCO in accordance with the recourse provisions.

     (f)  Asset-backed securitization

          Prior to the year ended December 31, 2003, Shinhan Bank sold loans through issuing asset backed securities and have provided W84,160 million of reselling rights for the purpose of credit enhancement and W40,000 million of guarantees as of as of December 31, 2004 in relation to those sales. Also, with respect to the disposition of non-performing loans to SPCs, Chohung Bank has granted W106,000 million of the right of recourse for the disposition, and it provides W40,000 million of debt securities as collaterals to the SPC, as of December 31, 2004. In accordance with those asset-backed securitization plans, additional losses may be recorded upon exercising reselling rights.

     (g)  Subsidy for trust accounts

          As of December 31, 2004, Shinhan Bank, Chohung Bank and Jeju Bank guarantee repayment of principal and, in certain cases, minimum interest earnings on trust account assets in total amount of W3,281 billion. Additional losses will be recorded based upon the results of the future operations of these guaranteed trust accounts.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(28) Commitments and Contingencies, Continued

     (h)  Loans related to financially troubled companies

          As of December 31, 2004, Shinhan Bank and Chohung Bank had loans receivable (including securities) in the total amounts of W173,848 million and W164,090 million, respectively, which had been provided to LG Card Co., Ltd., an entity that has been under control by creditor banks due to its liquidity crisis. For those loans, Shinhan Bank and Chohung Bank provided W13,661 million and W14,764 million, respectively, of allowance for loan losses as of December 31, 2004. Actual losses on those loans might differ materially from management's assessment. The accompanying consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Consolidated Company. For the year ended December 31, 2004, pursuant to the resolution of Creditor Banks Committee, Shinhan Bank and Chohung Bank additionally loaned W81,000 million and W73,400 million, respectively, to LG Card Co., Ltd. and converted W162,300 million and W147,100 million of their respective loans to equity securities.

          As of December 31, 2004, Shinhan Bank and Chohung Bank had loans receivable (including securities, guarantees and acceptances) amounting to W357,295 million and W254,157 million, respectively, which had been provided to SK Networks Co., Ltd. (including its subsidiaries), an entity that has been under control by creditor banks in accordance with the Corporate Restructuring Promotion Act of the Republic of Korea. For those loans, Shinhan Bank and Chohung Bank provided W31,025 million and W18,984 million, respectively, of allowance for loan losses as of December 31, 2004. Actual losses on those loans might differ materially from management's assessment. The accompanying consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Consolidated Company.


(29) Significant Transactions among Consolidated Company

     (a)  Significant transactions

          Significant transactions among Consolidated Company for the years ended December 31, 2004 and 2003 are as follows:

                                                                                                   (in millions of Won)

            Revenue earned              Expense incurred                   Account                 2004         2003
     ---------------------------   ---------------------------  -------------------------         --------    --------
     Controlling company and subsidiaries included in consolidation:

     Shinhan Financial Group       Shinhan Bank                 Interest income                   W  4,352       4,340
                     "             Goodmorning Shinhan          Interest income                      5,941       8,099
                                      Securities
                     "             Shinhan Card                 Interest income                     63,146      54,006
                     "             Shinhan Capital              Interest income                     39,066      29,714
                     "             Jeju Bank                    Interest income                      1,759       1,628
     Shinhan Bank                  Shinhan Financial Group      Rental income                           32           -
                     "             Chohung Bank                 Interest income                         54           -
                     "                            "             Gain on derivatives                  2,277       1,838
                     "                            "             Rental income                           59           -
                     "             Goodmorning Shinhan          Interest income                      2,237       3,121
                                      Securities
                     "                            "             Rental income                          253          29


               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(29) Significant Transactions among Consolidated Company, Continued

                                                                                                   (in millions of Won)

            Revenue earned              Expense incurred                   Account                  2004        2003
     --------------------------    --------------------------   ------------------------------   ---------   ---------
     Shinhan Bank                  Shinhan Card                 Interest income                      3,463       4,445
                     "                            "             Fees and commission income          35,516      57,941
                     "                            "             Rental income                          883         859
     Shinhan Bank                  Shinhan Capital              Interest income                      2,529       3,136
                     "                            "             Rental income                          309         309
                     "                            "             Gain on derivatives                    587         361
                     "             Jeju Bank                    Interest income                         75         237
                     "             Shinhan Credit Information   Rental income                          244           -
                     "             SH&C Life Insurance          Fees and commission income          12,677       2,723
                     "             Shinhan Bank (Trust)         Trust management income             44,662      51,695
                     "             Shinhan Finance              Interest income                      3,954       3,136
                     "                            "             Gain on derivatives                    300       1,261
     Shinhan Bank (Trust)          Shinhan Bank                 Interest income                      2,408       2,022
     Shinhan Finance               Shinhan Bank                 Interest income                      1,020         827
                     "                            "             Gain on derivatives                    896           5
     Chohung Bank                  Shinhan Bank                 Interest income                        316         996
                     "                            "             Gain on derivatives                  7,208         139
                     "                            "             Rental income                          163           -
                     "             Shinhan Capital              Interest income                         80           -
                     "                            "             Gain on derivatives                    732           -
                     "             Shinhan Card                 Interest income                      1,047           -
                     "             Goodmorning Shinhan          Interest income                         47          26
                                        Securities
                     "                            "             Fees and commission income               4           -
                     "             SH&C Life Insurance          Fees and commission income          12,565         744
                     "             Chohung Bank (Trust)         Trust management income             33,757       8,814
                     "                            "             Interest income                        768       4,163
                     "             Chohung ITMC                 Interest income                          2         947
                     "             Chohung Finance              Interest income                        720           -
                     "             CHB America                  Interest income                        487           -
                     "             Chohung Deutschland          Interest income                      1,974       3,000
     Chohung ITMC                  Chohung Bank                 Interest income               ii     2,027           -
     Chohung Bank (Trust)          Chohung Bank                 Interest income               ii         -       2,554
     Chohung Finance               Chohung Bank                 Interest income               ii     2,259         161
     Chohung Deutschland           Chohung Bank                 Interest income               ii     2,806           -
     Goodmorning Shinhan           Chohung Bank                 Interest income                        532       1,391
        Securities
                     "                            "             Fees and commission income               -         466
                     "                            "             Rental income                          301           -
                     "             Chohung Bank                 Interest income                        411         136

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(29) Significant Transactions among Consolidated Company, Continued

                                                                                                   (in millions of Won)

            Revenue earned              Expense incurred                   Account                  2004         2003
     ---------------------------   -------------------------    -------------------------------   --------    --------
     Goodmorning Shinhan           Shinhan Card                 Rental income                          294         242
        Securities
                     "                            "             Fees and commission income             572           -
                     "             Shinhan BNPP ITMC            Rental income                          204         201
                     "             SH&C Life Insurance          Fees and commission income              15           -
     Good Morning USA              Goodmorning Shinhan          Fees and commission income           2,134       4,113
                                      Securities
     Good Morning Europe           Goodmorning Shinhan          Fees and commission income           1,429       2,230
                                      Securities
     Shinhan Card                  Shinhan Bank                 Interest income                         69           7
                     "                            "             Fees and commission income              87          29
                     "             Goodmorning Shinhan          Fees and commission income               6           -
                                      Securities
                     "             Jeju Bank                    Fees and commission income               -          81
                     "             SH&C Life Insurance          Fees and commission income           3,980         338
                     "             Shinhan Credit Information   Fees and commission income              35           -
     Shinhan Capital               Shinhan Bank                 Interest income                      1,463         437
                     "                            "             Gain on derivatives                  2,216       1,111
                     "             Chohung Bank                 Interest income                        642         690
                     "                            "             Gain on derivatives                  3,881           -
     Shinhan BNPP ITMC             Shinhan Bank                 Interest income                        446         393
     Jeju Bank                     Shinhan Bank                 Interest income                          3          99
                     "             Chohung Bank                 Interest income                         13           -
                     "             SH&C Life Insurance          Fees and commission income             182           -
                     "             Jeju Bank (Trust)            Trust management income                967         927
     Jeju Bank (Trust)             Jeju Bank                    Interest income                        199         296
     SH&C Life Insurance           Shinhan Bank                 Interest income                        207         498
                     "                            "             Insurance income                     1,020         514
                     "             Jeju Bank                    Insurance income                         1           -
     Shinhan Macquarie             Shinhan Bank                 Interest income                         22           -
     Shinhan Credit Information    Shinhan Bank                 Fees and commission income           2,804           -
                     "                            "             Interest income                         74           -
                     "             Chohung Bank                 Fees and commission income           3,816           -
                     "             Goodmorning Shinhan          Fees and commission income              13           -
                                      Securities
                     "             Shinhan Card                 Fees and commission income           8,333           -
                     "             Shinhan Capital              Fees and commission income             113           -
                     "             Jeju Bank                    Fees and commission income             203           -
                                                                                                  --------    --------
                                                                                                   332,348     267,475
                                                                                                  --------    --------


               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(29) Significant Transactions among Consolidated Company, Continued

                                                                                                   (in millions of Won)

           Revenue earned               Expense incurred                   Account                 2004        2003
   -----------------------------   --------------------------   -----------------------------   ----------   ---------
   Subsidiaries accounted for under the equity method:

   Shinhan Bank                    Shinhan Data System          Rental income                            -          43
   e-shinhan                       Shinhan Bank                 Interest income                         65         132
                    "                             "             Fees and commission income             635           -
                    "              Shinhan Card                 Fees and commission income               -          22
                    "              Shinhan Financial Group      Fees and commission income             179          62
                    "              Goodmorning Shinhan          Fees and commission income             100           -
                                      Securities
                    "              Chohung Bank                 Fees and commission income             600           -
   Shinhan Credit Information      Shinhan Bank                 Fees and commission income               -       2,614
                    "                             "             Interest income                          -          35
                    "              Goodmorning Shinhan          Fees and commission income               -          31
                                      Securities
                    "              Shinhan Card                 Fees and commission income               -       8,646
                    "              Shinhan Capital              Fees and commission income               -          61
                    "              Jeju Bank                    Fees and commission income               -         623
   Shinhan Data System             Shinhan Bank                 Interest income                         76          69
                    "                             "             Other income                         4,990       3,526
   Chohung Vina                    Chohung Bank                 Interest income                         99           -
                                                                                                ----------   ---------
                                                                                                     6,744      15,864
                                                                                                ----------   ---------
                                                                                                W  339,092     283,339
                                                                                                ==========   =========

     (b)  Account balances

          Significant account balances among Consolidated Company as of December 31, 2004 and 2003 are as follows:

                                                                                                   (in millions of Won)

              Creditor                       Debtor                        Account                 2004         2003
   ----------------------------   ----------------------------   --------------------------   ------------  ----------
   Controlling company and subsidiaries included in consolidation:

   Shinhan Financial Group        Shinhan Bank                   Bank deposits                W     31,145       5,327
                    "                               "            Loans                              50,000      50,000
                    "                               "            Other assets                       13,251      14,644
                    "             Goodmorning Shinhan            Loans                                   -     130,000
                                     Securities
                    "                             "              Other assets                            -         134
                    "             Shinhan Card                   Loans                           1,050,000   1,100,000
                    "                             "              Other assets                        6,661       6,541
                    "             Shinhan Capital                Loans                             635,609     644,905
                    "                             "              Other assets                        4,739       5,066
                    "             Jeju Bank                      Loans                              23,140      20,000
                    "                             "              Other assets                          186         186
                    "             Shinhan Credit Information     Other assets                           89          38

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(29) Significant Transactions among Consolidated Company, Continued

                                                                                                   (in millions of Won)

              Creditor                       Debtor                       Account                   2004       2003
   ---------------------------    -------------------------    ------------------------------    ---------   ---------
    Shinhan Bank                  Chohung Bank                 Securities                           21,332     132,708
                    "                             "            Other assets                            587         797
                    "             Goodmorning Shinhan          Loans                                     -      30,000
                                      Securities
                    "                             "            Other assets                          5,753       4,418
                    "             Shinhan Card                 Loans                                 7,500      28,500
                    "                             "            Other assets                          2,474          87
                    "             Shinhan Capital              Loans                                63,823      75,933
                    "                             "            Other assets                            310         233
                    "             Jeju Bank                    Loans                                     -       3,140
                    "                             "            Other assets                              -         561
                    "             SH&C Life Insurance          Other assets                          1,199       1,455
                    "             Shinhan Bank (Trust)         Other assets                         64,462     100,194
                    "             Shinhan Finance              Due from bank                         9,336      16,965
                    "                             "            Loans                               239,156     280,287
                    "                             "            Other assets                            786       1,261
   Shinhan Bank (Trust)           Shinhan Bank                 Other assets                        105,403     224,387
   Shinhan Finance                Shinhan Bank                 Loans                               255,362     230,636
                    "                             "            Other assets                            287           5
   Chohung Bank                   Shinhan Bank                 Securities                                -      96,515
                    "                             "            Other assets                          8,373       4,324
                    "             Shinhan Capital              Loans                                   732         392
                    "             SH&C Life Insurance          Other assets                          1,956           -
                    "             Chohung Bank (Trust)         Other assets                              -     104,227
                    "             Chohung Finance              Due from bank                           963         651
                    "                             "            Loans                                42,796      61,088
                    "                             "            Other assets                            584           -
                    "             CHB America                  Due from bank                         1,483       1,067
                    "                             "            Loans                                31,314      17,967
                    "             Chohung Deutschland          Due from bank                             -       1,197
                    "                             "            Loans                               134,191     107,576
   Chohung Bank (Trust)           Chohung Bank                 Other assets                              -      31,893
   Chohung ITMC                   Chohung Bank                 Due from bank                        43,346      50,397
                    "                             "            Other assets                            381       1,199
   Chohung Finance                Chohung Bank                 Due from bank                           272      10,696
                    "                             "            Loans                                91,456      80,958
                    "                             "            Other assets                            176           -
   Chohung Deutschland            Chohung Bank                 Loans                               128,854     105,539

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(29) Significant Transactions among Consolidated Company, Continued

                                                                                                   (in millions of Won)

              Creditor                       Debtor                       Account                   2004        2003
   --------------------------     -------------------------    --------------------------------   --------   ---------
   Goodmorning Shinhan            Shinhan Bank                 Due from bank                         5,640      53,064
      Securities
                    "                             "            Other assets                          7,747       6,791
                    "             Chohung Bank                 Due from bank                         7,195       2,011
                    "                             "            Other assets                          2,075           8
                    "             SH&C Life Insurance          Other assets                              1           -
   Good Morning USA               Goodmorning Shinhan          Other assets                          1,023       1,117
                                     Securities
   Good Morning Europe            Goodmorning Shinhan          Other assets                            851         908
                                     Securities
   Shinhan Card                   Shinhan Financial Group      Other assets                              -         906
                    "             Shinhan Bank                 Cash and due from banks                 427         102
                    "                             "            Other assets                          1,189       1,189
                    "             Chohung Bank                 Cash and due from banks                   1           -
                    "             Goodmorning Shinhan          Other assets                          4,635       4,635
                                     Securities
                    "             SH&C Life Insurance          Other assets                            431         338
   Shinhan Capital                Shinhan Financial Group      Other assets                              -         773
                    "             Shinhan Bank                 Short-term financial instruments     72,105      58,231
                    "                             "            Other assets                          3,293       2,341
                    "             Chohung Bank                 Securities                            5,743       6,714
                    "                             "            Other assets                          3,577         173
   Shinhan BNPP ITMC              Shinhan Bank                 Due from bank                        12,626       4,436
                    "                             "            Other assets                            360         105
                    "             Goodmorning Shinhan          Other assets                          3,496       3,496
                                     Securities
   Jeju Bank                      Shinhan Bank                 Other assets                              -         561
                    "             SH&C Life Insurance          Other assets                             26           -
                    "             Jeju Bank (Trust)            Other assets                            831         798
   Jeju Bank (Trust)              Jeju Bank                    Other assets                          5,589       4,382
   SH&C Life Insurance            Shinhan Bank                 Cash and cash equivalents               853      33,563
                    "                             "            Other assets                              3          46
                    "             Chohung Bank                 Cash and cash equivalents               873           -
   Shinhan Macquarie              Shinhan Bank                 Cash and cash equivalents             4,027           -
   Shinhan Credit Information     Shinhan Bank                 Cash and cash equivalents               900           -
                    "                             "            Other assets                          1,041           -
                    "             Chohung Bank                 Other assets                            435           -
                    "             Goodmorning Shinhan          Other assets                              1           -
                                     Securities
                    "             Shinhan Card                 Other assets                            702           -
                    "             Jeju Bank                    Other assets                             71           -
   Shinhan PE                     Shinhan Bank                 Cash and cash equivalents             9,412           -
                                                                                                 ---------   ---------
                                                                                                 3,236,646   3,970,782
                                                                                                 ---------   ---------

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(29) Significant Transactions among Consolidated Company, Continued

                                                                                                   (in millions of Won)

              Creditor                       Debtor                       Account                 2004         2003
   ---------------------------    ------------------------     -----------------------------   -----------   ---------
   Subsidiaries accounted for under the equity method:

   e-shinhan                      Shinhan Bank                 Cash and cash equivalents               980       2,158
                    "                             "            Other assets                              7           -
                    "                             "            Loans                                 1,850           -
   Shinhan Macquarie              Shinhan Bank                 Cash and cash equivalents                 -       1,187
   Shinhan Credit Information     Shinhan Bank                 Cash and cash equivalents                 -       1,686
                    "                             "            Other assets                              -       1,146
                    "             Shinhan Card                 Other assets                              -         892
                    "             Jeju Bank                    Other assets                              -         161
   Shinhan Data System            Shinhan Bank                 Due from banks                        2,142       2,404
                    "                             "            Other assets                            185         185
   Chohung Vina                   Chohung Bank                 Loans                                     -      16,769
                                                                                               -----------  ----------
                                                                                                     5,164      26,588
                                                                                               -----------  ----------
                                                                                               W 3,241,810   3,997,370
                                                                                               ===========  ==========


     (c)  Guarantees and acceptances

          Guarantees and acceptances as of December 31, 2004 are as follows:

                                                                                                   (in millions of Won)

                                                                                                         Amount of
             Guarantor                                                 Guarantees and acceptances     guarantees and
                                              Guarantee                       provided on               acceptances
   ----------------------------   ---------------------------------  -----------------------------  ------------------
   Shinhan Financial Group        Goodmorning Shinhan Securities     Lease guarantee deposits       W           50,000
   Shinhan Bank                   Shinhan Capital                    Letter of credit                           13,601
                    "             Shinhan Finance                    Loans                                      11,515
   Chohung Bank                   Chohung Finance                    Letter of credit                              731
                                                                                                    ------------------
                                                                                                    W           75,847
                                                                                                    ==================

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(30) Condensed Financial Statements of Consolidated Company

     (a)  Balance sheets

          Condensed balance sheets of the Consolidated Company as of December 31, 2004 and 2003 are as follows:

                                                                                                   (in millions of Won)

                                                                                      2004
                                                           ------------------------------------------------------------
                    Subsidiaries                            Total assets        Total liabilities   Total stockholders'
                                                                                                           equity
     ---------------------------------------------------   ---------------      -----------------   ------------------
     Controlling company and subsidiaries included in consolidation:

        Shinhan Financial Group                            W    10,072,652             2,325,043             7,747,609
        Shinhan Bank                                            70,125,920            66,000,578             4,125,342
        Shinhan Bank (Trust)                                     1,860,160             1,860,160                     -
        Shinhan Finance                                            512,585               447,408                65,177
        Chohung Bank                                            65,389,100            62,778,172             2,610,928
        Chohung Bank (Trust)                                     1,454,318             1,454,318                     -
        Chohung ITMC                                                71,949                 1,354                70,595
        Chohung Finance                                            126,403                91,447                34,956
        CHB America                                                367,480               308,490                58,990
        Chohung Deutschland                                        238,226               204,221                34,005
        Goodmorning Shinhan Securities                           2,956,183             2,277,868               678,315
        Good Morning Europe                                          7,352                    38                 7,314
        Good Morning USA                                             5,110                   535                 4,575
        Shinhan Card                                             1,469,925             1,306,467               163,458
        Shinhan Capital                                          1,320,929             1,201,582               119,347
        Shinhan BNPP ITMC                                           49,463                 3,845                45,618
        Jeju Bank                                                1,872,414             1,763,877               108,537
        Jeju Bank (Trust)                                           16,136                16,136                     -
        SH&C Life Insurance                                        286,304               257,077                29,227
        Shinhan Macquarie                                           11,307                 9,154                 2,153
        Shinhan Credit Information                                   9,228                 2,366                 6,862
        Shinhan PE                                                   9,844                    57                 9,787
                                                           ---------------      ----------------    ------------------
                                                               158,232,988           142,310,193            15,922,795

     Subsidiaries accounted for using the equity method:

        e-Shinhan                                                    4,813                   893                 3,920
        Shinhan Data System                                          3,072                   699                 2,373
        Chohung Vina                                               145,313               122,650                22,663
                                                           ---------------      ----------------    ------------------
                                                                   153,198               124,242                28,956
                                                           ---------------      ----------------    ------------------
                                                           W   158,386,186           142,434,435            15,951,751
                                                           ===============      ================    ==================

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(30) Condensed Financial Statements of Consolidated Company, Continued

                                                                                                   (in millions of Won)

                                                                                      2003
                                                          -------------------------------------------------------------
                    Subsidiaries                          Total assets         Total liabilities     Total stockholders'
                                                                                                           equity
     ------------------------------------------------     -----------------    -----------------     ------------------
     Controlling company and subsidiaries included in consolidation:

        Shinhan Financial Group                           W       7,700,285            2,176,875             6,117,555
        Shinhan Bank                                             70,066,189           66,550,821             3,515,368
        Shinhan Bank (Trust)                                      1,768,128            1,768,128                     -
        Shinhan Finance                                             524,180              459,598                64,582
        Chohung Bank                                             59,227,864           57,289,224             1,938,640
        Chohung Bank (Trust)                                      1,345,158            1,345,158                     -
        Chohung ITMC                                                 69,636                1,495                68,141
        Chohung Finance                                             144,708              109,947                34,761
        CHB America                                                 386,498              322,274                64,224
        Chohung Deutschland                                         204,071              171,002                33,069
        Goodmorning Shinhan Securities                            2,928,017            2,290,044               637,973
        Good Morning Europe                                           7,364                   60                 7,304
        Good Morning USA                                              5,981                  198                 5,783
        Shinhan Card                                              1,778,191            1,620,555               157,636
        Shinhan Capital                                           1,153,907            1,051,683               102,224
        Shinhan BNPP ITMC                                            47,461                2,489                44,972
        Jeju Bank                                                 1,785,961            1,682,328               103,633
        Jeju Bank (Trust)                                            14,958               14,958                     -
        SH&C Life Insurance                                         114,012               87,970                26,042
                                                          -----------------    -----------------     -----------------
                                                                149,272,569          136,944,807            12,327,762

     Subsidiaries accounted for using the equity method:

        e-Shinhan                                                     3,924                  225                 3,699
        Shinhan Macquarie                                            11,255                7,642                 3,613
        Shinhan Credit Information                                   13,588                9,726                 3,862
        Shinhan Data System                                           2,697                  532                 2,165
        Chohung Vina                                                149,347              126,849                22,498
                                                          -----------------    -----------------     -----------------
                                                                    180,811              144,974                35,837
                                                          -----------------    -----------------     -----------------
                                                          W     149,453,380          137,089,781            12,363,599
                                                          =================    =================     =================

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(30) Condensed Financial Statements of Consolidated Company, Continued

     (b)  Statements of income

          Condensed statements of income of the Consolidated Company for the years ended December 31, 2004 and 2003 are as follows:

                                                                                                   (in millions of Won)

                                                                                   2004
                                                ---------------------------------------------------------------------
                 Subsidiaries                   Operating      Operating      Operating       Ordinary     Net income
                                                 revenue        expense     income (loss)  income (loss)     (loss)
     -----------------------------------    -------------    -----------   -------------   ------------   -----------
     Controlling company and subsidiaries included in consolidation:

        Shinhan Financial Group             W   1,224,147        147,638     1,076,509      1,067,327      1,050,295
        Shinhan Bank                            5,917,768      4,881,890     1,035,878      1,201,938        844,113
        Shinhan Bank (Trust)                      111,045        113,609        (2,564)             -              -
        Shinhan Finance                            15,965          9,455         6,510          6,762          6,762
        Chohung Bank                            6,782,761      6,459,908       322,853        267,735        265,238
        Chohung Bank (Trust)                      111,428        110,187         1,241              -              -
        Chohung ITMC (*)                           14,035          6,183         7,852          8,646          6,252
        Chohung Finance                             4,613          3,010         1,603          1,874          1,874
        CHB America                                21,188         16,971         4,217          4,384          3,191
        Chohung Deutschland                         9,613          6,058         3,555          3,559          2,698
        Goodmorning Shinhan Securities (*)        658,328        614,709        43,619         43,816         43,576
        Good Morning Europe                         2,557          2,099           458            416            416
        Good Morning USA (*)                        5,245          6,247        (1,002)          (938)          (547)
        Shinhan Card                              423,829        417,407         6,422          5,822          5,822
        Shinhan Capital                           221,072        187,764        33,308         32,738         23,056
        Shinhan BNPP ITMC (*)                      13,950          7,402         6,548          6,551          4,557
        Jeju Bank                                 131,659        123,982         7,677          7,366          6,334
        Jeju Bank (Trust)                           1,678          1,678             -              -              -
        SH&C Life Insurance (*)                    36,202         37,534        (1,332)           373            373
        Shinhan Macquarie (*)                      14,556         11,633         2,923          3,098          1,984
        Shinhan Credit Information                 29,367         28,972           395            610          3,000
        Shinhan PE (**)                                 -            212          (212)          (212)          (212)
                                            -------------    -----------   -----------     ----------     ----------
                                               15,751,006     13,194,548     2,556,458      2,661,865      2,268,782

     Subsidiaries accounted for using the equity method:

        e-Shinhan                                   3,487          3,293           194            220            220
        Shinhan Data System                         5,693          5,538           155            247            209
        Chohung Vina                                8,345          5,363         2,982          3,263          2,986
                                            -------------    -----------   -----------     ----------     ----------
                                                   17,525         14,194         3,331          3,730          3,415
                                            -------------    -----------   -----------     ----------     ----------
                                            W  15,768,531     13,208,742     2,559,789      2,665,595      2,272,197
                                            =============    ===========   ===========     ==========     ==========

     (*) Operating results from January 1, 2004 to December 31, 2004 are reflected.

     (**) Operating results from December 8, 2004 (date of inception) to
          December 31, 2004 are reflected.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(30) Condensed Financial Statements of Consolidated Company, Continued

                                                                                                   (in millions of Won)

                                                                                   2003
                                            ---------------------------------------------------------------------------
                 Subsidiaries                   Operating      Operating      Operating       Ordinary      Net income
                                                 revenue        expense     income (loss)  income (loss)      (loss)
     ------------------------------------   -------------    -----------    ------------   ------------    -----------
     Controlling company and subsidiaries included in consolidation:

        Shinhan Financial Group             W     617,074        251,366       365,708        362,988        362,988
        Shinhan Bank                            4,851,995      4,180,640       671,355        685,756        476,023
        Shinhan Bank (Trust)                      118,533        114,349         4,184              -              -
        Shinhan Finance                            16,868         19,440        (2,572)        (2,114)        (2,114)
        Chohung Bank                            5,416,552      6,103,681      (687,129)      (918,764)      (968,940)
        Chohung Bank (Trust)                      128,692        128,758           (66)             -              -
        Chohung ITMC (*)                           13,630          6,104         7,526          6,274          4,411
        Chohung Finance                            10,296         21,796       (11,500)       (11,392)       (11,392)
        CHB America                                22,313         18,615         3,698          3,937          2,280
        Chohung Deutschland                        12,370         13,959        (1,589)        (1,362)        (1,130)
        Goodmorning Shinhan Securities (*)        649,701        619,693        30,008         68,616         35,813
        Good Morning Europe                         2,546          2,723          (177)          (177)          (177)
        Good Morning USA (*)                        2,782          4,129        (1,347)        (2,044)        (1,728)
        Shinhan Card                              431,863        506,606       (74,743)       (90,063)       (89,824)
        Shinhan Capital                           145,355        116,084        29,271         22,565         15,755
        Shinhan BNPP ITMC (*)                      12,728         10,604         2,124          2,629          1,834
        Jeju Bank                                 137,162        137,005           157            727          4,751
        Jeju Bank (Trust)                           1,703          1,703             -              -              -
        SH&C Life Insurance (*)                    44,986         47,478        (2,492)        (3,369)        (3,369)
                                            -------------    -----------    ----------     ----------      ---------
                                               12,637,149     12,304,733       332,416        124,207       (174,819)

     Subsidiaries accounted for using the equity method:

        e-Shinhan                                   1,714          3,361        (1,647)        (1,583)        (1,583)
        Shinhan Macquarie (*)                      11,454          7,816         3,638          3,804          2,559
        Shinhan Credit Information                 25,557         24,309         1,248          1,096            741
        Shinhan Data System                         4,264          4,143           121            204            163
        Chohung Vina                                8,254          5,645         2,609          3,762          3,762
                                            -------------    -----------    ----------     ----------      ---------
                                                   51,243         45,274         5,969          7,283          5,642
                                            -------------    -----------    ----------     ----------      ---------
                                            W  12,688,392     12,350,007       338,385        131,490       (169,177)
                                            =============    ===========    ==========     ==========      =========

     (*) Operating results from January 1, 2003 to December 31, 2003 are reflected.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                           December 31, 2004 and 2003


(31) Financial Performance (Unaudited)

     Financial performance for the quarters ended December 31, 2004 and 2003 are as follows:

                                                                    (in millions of Won, except net earnings per share)

                                                                                          Quarter ended December 31,
                                                                                     -------------------------------
                                                                                            2004             2003
                                                                                     -------------      ------------
Operating revenue                                                                    W   4,912,437         3,078,037
Operating income                                                                           331,647           401,326
Net income                                                                                 255,714           104,756
Net earnings per share in Won                                                                  753               132